    As filed with the Securities and Exchange Commission on August 8, 2008
                                                            File No. 333-______
                                                                      811-08914
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]
                         Pre-Effective Amendment No.                        [_]
                        Post-Effective Amendment No.                        [_]

                                    and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No. 134                             [X]
                       (Check appropriate box or boxes.)

                               -----------------

                       PHL Variable Accumulation Account
                          (Exact Name of Registrant)

                               -----------------

                        PHL Variable Insurance Company
                              (Name of Depositor)

                               -----------------

        One American Row, PO Box 5056, Hartford, Connecticut 06102-5056 (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 447-4312
              (Depositor's Telephone Number, including Area Code)

                               -----------------

                              John H. Beers, Esq.
                        PHL Variable Insurance Company
                               One American Row
                                  PO Box 5056
                            Hartford, CT 06102-5056
                    (Name and Address of Agent for Service)

                               -----------------

Approximate Date of Proposed Public Offering:

 As soon as practicable after the effective date of the Registration Statement

Title of Securities Being Registered: Deferred variable annuity contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                                    PART A

                         Phoenix Premium Edge(R) Plus
                       PHL Variable Accumulation Account
          Issued by: PHL Variable Insurance Company ("PHL Variable")

 PROSPECTUS                                                      ______, 2008
  This prospectus describes a variable and fixed accumulation deferred annuity contract with optional features offered to groups and individuals. The contract offers a variety of variable and fixed investment options. You may allocate premium payments and Contract Value to one or more of the investment options of the PHL Variable Accumulation Account ("Separate Account"), the Market Value Adjusted Guaranteed Interest Account ("MVA") and the Guaranteed Interest Account ("GIA"). The assets of each investment option will be used to purchase, at Net Asset Value, shares of a Series in the following designated funds.

 AIM Variable Insurance Funds - Series  .  Phoenix Growth and Income Series
 I Shares                               .  Phoenix Mid-Cap Growth Series
 .  AIM V.I. Capital Appreciation Fund  .  Phoenix Money Market Series
 AllianceBernstein Variable Products    .  Phoenix Multi-Sector Fixed Income
 Series Fund, Inc. - Class B               Series
 .  AllianceBernstein Balanced Wealth   .  Phoenix Multi-Sector Short Term
    Strategy Portfolio                     Bond Series
 .  AllianceBernstein Wealth            .  Phoenix Strategic Allocation Series
    Appreciation Strategy Portfolio     .  Phoenix-Aberdeen International
 DWS Scudder Investments VIT Funds -       Series
 Class A                                .  Phoenix-Alger Small-Cap Growth
 .  DWS Equity 500 Index VIP               Series
 .  DWS Small Cap Index VIP             .  Phoenix-Duff & Phelps Real Estate
 Federated Insurance Series                Securities Series
 .  Federated Fund for U.S. Government  .  Phoenix Dynamic Asset Allocation
    Securities II                          Series: Aggressive Growth
 .  Federated High Income Bond Fund II  .  Phoenix Dynamic Asset Allocation
    - Primary Shares                       Series: Growth
 Fidelity(R) Variable Insurance         .  Phoenix Dynamic Asset Allocation
 Products - Service Class                  Series: Moderate
 .  Fidelity VIP Contrafund(R)          .  Phoenix Dynamic Asset Allocation
    Portfolio                              Series: Moderate Growth
 .  Fidelity VIP Growth Opportunities   .  Phoenix-Sanford Bernstein Mid-Cap
    Portfolio                              Value Series
 .  Fidelity VIP Growth Portfolio       .  Phoenix-Sanford Bernstein
 .  Fidelity VIP Investment Grade Bond     Small-Cap Value Series
    Portfolio                           .  Phoenix-Van Kampen Comstock Series
 Franklin Templeton Variable Insurance  .  Phoenix-Van Kampen Equity 500
 Products Trust - Class 2                  Index Series
 .  Franklin Flex Cap Growth            PIMCO Variable Insurance Trust -
    Securities Fund                     Advisor Class
 .  Franklin Income Securities Fund     .  PIMCO VIT CommodityRealReturn/TM/
 .  Mutual Shares Securities Fund          Strategy Portfolio
 .  Templeton Developing Markets        .  PIMCO VIT Real Return Portfolio
    Securities Fund                     .  PIMCO VIT Total Return Portfolio
 .  Templeton Foreign Securities Fund   Sentinel Variable Products Trust
 .  Templeton Growth Securities Fund    .  Sentinel Variable Products
 Lord Abbett Series Fund, Inc. - Class     Balanced Fund
 VC                                     .  Sentinel Variable Products Bond
 .  Lord Abbett Bond-Debenture             Fund
    Portfolio                           .  Sentinel Variable Products Common
 .  Lord Abbett Growth and Income          Stock Fund
    Portfolio                           .  Sentinel Variable Products Mid Cap
 .  Lord Abbett Mid-Cap Value Portfolio    Growth Fund
 Neuberger Berman Advisers Management   .  Sentinel Variable Products Small
 Trust - Class S                           Company Fund
 .  Neuberger Berman AMT Small Cap      Summit Mutual Funds, Inc. - Summit
    Growth Portfolio                    Pinnacle Series
 .  Neuberger Berman AMT Guardian       .  Summit S&P MidCap 400 Index
    Portfolio                              Portfolio
 Oppenheimer Variable Account Funds -   The Universal Institutional Funds,
 Service Shares                         Inc. - Class II Shares
 .  Oppenheimer Capital Appreciation    .  Van Kampen UIF Equity and Income
    Fund/VA                                Portfolio
 .  Oppenheimer Global Securities       Wanger Advisors Trust
    Fund/VA                             .  Wanger International Select
 .  Oppenheimer Main Street Small Cap   .  Wanger International
    Fund/VA                             .  Wanger Select
 The Phoenix Edge Series Fund           .  Wanger USA
 .  Phoenix Capital Growth Series
                  See Appendix A for additional information.
  Expenses for a contract with a Premium Enhancement feature may be higher than expenses for a contract without such feature. The amount of the Premium Enhancement may be more than offset by the additional fees and charges associated with the Premium Enhancement.
  The contract is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
The contract may go down in value.
  The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
  Replacing any existing contract with this contract may not be to your advantage. You should carefully compare this contract with your existing one and you must also determine if the replacement will result in any tax liability.
  Purchasing a variable annuity within a qualified plan does not provide any additional tax benefit. Variable annuities should not be sold in qualified plans because of the tax-deferral feature alone, but rather when other benefits, such as lifetime income payments and death benefit protection support the recommendation.
  This prospectus provides information that you should know before investing. Keep this prospectus for future reference. A Statement of Additional
Information ("SAI") dated ______, 2008, is incorporated by reference and has been filed with the SEC and is available free of charge by contacting us at the address or phone number listed below. A table of contents of the SAI is available on the last page of this prospectus. If you have any questions, please contact:

     [GRAPHIC]                                [GRAPHIC]

               PHL Variable Insurance Company           Tel. 800/541-0171
               Annuity Operations Division
               PO Box 8027
               Boston, MA 02266-8027

                               TABLE OF CONTENTS

Heading                                       Page
--------------------------------------------------

Glossary of Special Terms....................    3
Summary of Expenses..........................    5
 Expense Examples............................    9
Contract Summary.............................   10
Financial Highlights.........................   12
Financial Statements.........................   12
Performance History..........................   13
The Variable Accumulation Annuity............   13
PHL Variable and the Separate Account........   14
The Variable Investment Options..............   14
GIA..........................................   15
MVA..........................................   16
Deductions and Charges.......................   16
 Annual Administrative Charge................   16
 Daily Administrative Fee....................   16
 Market Value Adjustment.....................   16
 Guaranteed Minimum Accumulation Benefit Fee.   16
 Guaranteed Minimum Income Benefit Fee.......   17
 Mortality and Expense Risk Fee..............   17
 Premium Enhancement Fee.....................   17
 Premium Enhancement Recapture Charge........   17
 Surrender Charges...........................   18
   Nursing Home Waiver.......................   18
   Terminal Illness Waiver...................   18
 Tax.........................................   19
 Transfer Charge.............................   19
 Reduced Fees, Credits and Excess Interest
   for Eligible Groups.......................   19
 Other Charges...............................   19
The Accumulation Period......................   19
 Accumulation Units..........................   19
 Accumulation Unit Values....................   19
 Purchase of Contracts.......................   19
 Premium Enhancement.........................   20
 Additional Programs.........................   22
 Optional Benefits...........................   25
 Surrender of Contract and Withdrawals.......   28
 Contract Termination........................   28
 Payment Upon Death Before Maturity Date.....   28

Heading                                             Page

Internet, Interactive Voice Response and Telephone
  Transfers........................................   30
Market Timing and Other Disruptive Trading.........   31
The Annuity Period.................................   32
 Annuity Payments..................................   32
 Annuity Payment Options...........................   33
   Other Conditions................................   34
 Payment Upon Death After Maturity Date............   35
Variable Account Valuation Procedures..............   35
 Valuation Date....................................   35
 Valuation Period..................................   35
 Accumulation Unit Value...........................   35
 Net Investment Factor.............................   35
Miscellaneous Provisions...........................   35
 Assignment........................................   35
 Payment Deferral..................................   35
 Free Look Period..................................   36
 Amendments to Contracts...........................   36
 Substitution of Fund Shares.......................   36
 Ownership of the Contract.........................   36
Federal Income Taxes...............................   36
 Introduction......................................   36
 Income Tax Status.................................   37
 Taxation of Annuities in General--Nonqualified
   Plans...........................................   37
 Additional Considerations.........................   38
 Owner Control.....................................   39
 Diversification Standards.........................   39
 Taxation of Annuities in General--Qualified Plans.   40
Sales of Variable Accumulation Contracts...........   43
Servicing Agent....................................   44
State Regulation...................................   45
Reports............................................   45
Voting Rights......................................   45
Texas Optional Retirement Program..................   45
The Phoenix Companies, Inc. -
  Legal Proceedings about Company Subsidiaries.....   45
SAI Table of Contents..............................   46
APPENDIX A--Investment Options.....................  A-1
APPENDIX B--Deductions for Taxes...................  B-1

Glossary of Special Terms
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they appear. Certain terms marked by italics when they first appear are defined below.

Account Value: The value of all assets held in the Separate Account.

Accumulation Unit: A standard of measurement for each investment option used to determine the value of a contract and the interest in the investment options prior to the start of annuity payments.

Accumulation Unit Value: The value of one Accumulation Unit was set at $1.000 on the date assets were first allocated to each investment option. The value of one Accumulation Unit on any subsequent Valuation Date is determined by multiplying the immediately preceding Accumulation Unit Value by the applicable net investment factor for the valuation period just ended.

Annuitant(s)/Joint Annuitant: There may be one or two Annuitants. One is the primary Annuitant and the other is considered to be the joint Annuitant. Prior to the Maturity Date, the Annuitant(s) may be changed. However, there may be tax consequences.

Annuity Payment Option: The provisions under which we make a Series of annuity payments to the Annuitant or other payee, such as Life Annuity with Ten Years Certain. See "Annuity Payment Options."

Annuity Unit: A standard of measurement used in determining the amount of each periodic payment under the variable Annuity Payment Options I, J, K, M and N. The number of annuity units in each investment option with assets under the chosen option is equal to the portion of the first payment provided by that investment option divided by the Annuity Unit Value for that investment option on the first payment calculation date.

Annuity Unit Value: On the first Valuation Date selected by us, we set all annuity unit values in each investment option of the Separate Account at $1.00. The Annuity Unit Value on any subsequent Valuation Date is equal to the Annuity Unit Value of the investment option on the immediately preceding Valuation Date multiplied by the net investment factor for that investment option for the valuation period divided by 1.00 plus the rate of interest for the number of days in the valuation period based on the assumed investment rate.

Basis: On the contract date, it is equal to the initial premium payment. When a subsequent premium payment is applied to the contract, Basis is increased by the amount of that premium payment. When a withdrawal is taken from the contract, Basis is reduced by the amount the withdrawal exceeds Earnings prior to the withdrawal.

Claim Date: The Valuation Date following receipt of a certified copy of the death certificate at our Annuity Operations Division.

Contract Date: The date that the initial premium payment is invested under a contract.

Contract Owner(s) (owner(s), you, your): Usually the person, persons, or entity to whom we issue the contract.

Contract Value: Prior to the Maturity Date, the sum of all Accumulation Units held in the investment options of the Separate Account and the value held in the GIA and/or MVA. For Tax-sheltered Annuity plans (as described in Internal Revenue Code (IRC) Section 403(b)) with loans, the Contract Value is the sum of all Accumulation Units held in the investment options of the Separate Account and the value held in the GIA and/or MVA plus the value held in the loan security account, and less any loan debt.

Death Benefit Options: The selected death benefit option determines the method of death benefit calculation upon death of the owner or if there is more than one owner, on the earliest death of any of the owners.

Earnings: Equals the Contract Value minus Basis.

Eligible Premium Payment: The Eligible Premium Payment is equal to the total of all premium payments, subject to a surrender charge and that have not been previously assessed a surrender charge.

Free Withdrawal Amount: The sum of all premium payments no longer subject to a surrender charge or Premium Enhancement Recapture Charge plus the greater of
(1) Earnings; or (2) 10% of Eligible Premium Payment less prior Free Withdrawal Amounts taken within that same contract year.

Fixed Payment Annuity: An Annuity Payment Option providing payments with a fixed dollar amount after the first payment is made.

MVA, or Market Value Adjusted Guaranteed Interest Account: An account that pays interest at a guaranteed rate if amounts allocated to the account are held to the end of the guarantee period. If amounts are withdrawn, transferred or applied to an Annuity Payment Option before the end of the guarantee period, we will make a market adjustment to the value of that account. Assets allocated to the MVA are not part of the assets allocated to the Separate Account or the general account of PHL Variable but are held in the Market Value Interest Adjusted Account established by PHL Variable. The MVA is described in a separate prospectus.

Maturity Date: The date elected by the owner as to when annuity payments will begin. Unless we agree otherwise, or as required by applicable law, the Maturity Date will not be any earlier than the fifth contract anniversary and no later than the younger Annuitant's 95/th/ birthday or ten years from the Contract Date. The election is subject to certain conditions described in "The Annuity Period." If there is more than one Annuitant, the younger Annuitant's age will be used to determine that Maturity Date.

--------------------------------------------------------------------------------


Minimum Initial Payment: The amount that you pay when you purchase a contract. We require minimum initial premium payments of:
..  Nonqualified plans--$25,000
..  Bank draft program--$150
..  Qualified plans--$3,500

Net Asset Value: Net Asset Value of a Series' shares is computed by dividing the value of the net assets of the Series by the total number of Series outstanding shares.

Net Cumulative Premium Payment: This is the amount that is used to determine the Premium Enhancement percentage. It is calculated as the sum of all premium payments less the total withdrawal amounts, including any applicable surrender charges, Premium Enhancement Recapture Charges, market value adjustment, and taxes.

Optional Benefits: One of the optional benefit riders that we offer under this contract.

Premium Enhancement: An optional feature where, if elected, an amount will be credited to the contract value at the time the initial premium payment and each subsequent premium payment is applied to the contract with certain restrictions.

Premium Enhancement Recapture Charge: This charge may be applied to part or all Premium Enhancements credited upon the surrender or withdrawal of corresponding premium payments that remain within the surrender charge period, if the optional Premium Enhancement feature is elected.

Valuation Date: A Valuation Date is every day the New York Stock Exchange ("NYSE") is open for trading and PHL Variable is open for business.

PHL Variable (our, us, we, company): PHL Variable Insurance Company.

Summary of Expenses
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when owning and surrendering the contract. There are no additional fees, other than the contract fees set forth below, charged at the time you purchase this contract.

This table describes the fees and expenses that you will pay at the time that you surrender the contract or transfer value between the investment options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES
  9-Year Surrender Charge Schedule (Maximum Surrender Charge
  as a % of Premium Payment/1,2/)
     Complete Years From Receipt of Each Premium Payment 0..... 9%
     Complete Years From Receipt of Each Premium Payment 1..... 9%
     Complete Years From Receipt of Each Premium Payment 2..... 8%
     Complete Years From Receipt of Each Premium Payment 3..... 8%
     Complete Years From Receipt of Each Premium Payment 4..... 7%
     Complete Years From Receipt of Each Premium Payment 5..... 6%
     Complete Years From Receipt of Each Premium Payment 6..... 5%
     Complete Years From Receipt of Each Premium Payment 7..... 3%
     Complete Years From Receipt of Each Premium Payment 8..... 3%
     Complete Years From Receipt of Each Premium Payment 9+.... 0%

  Transfer Charge/3/
     Maximum................................................... $20
     Current................................................... None

/1 /These charges may not apply in certain circumstances. For more information, see the "Deductions and Charges -Surrender Charges" and "Premium Enhancement Recapture Fee" sections of this prospectus.
/2 /These charges are not applicable unless there is a withdrawal or a surrender.
/3/ We reserve the right to impose a transfer charge of up to $20 per transfer after the first 12 transfers in each contract year. See "Transfer Charge."

ANNUAL ADMINISTRATIVE CHARGE/(1)/
  Maximum........................................      $35
  Current/2/.....................................      $35

MAXIMUM ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average Account Value)

  Death Benefit Option 1 - Return of Premium
  Mortality and Expense Risk Fee
    Maximum...................................... 1.88%/3/
    Current...................................... ____%/3/
  Daily Administrative Fee.......................  .13%/3/
  Total Annual Separate Account Expenses.........    1.25%   This table describes the fees and expenses that you will
                                                             pay periodically during the time that you own the contract,
  Death Benefit Option 2 - Annual Step-Up                    not including annual fund fees and expenses.
  Mortality and Expense Risk Fee
    Maximum...................................... 1.88%/3/
    Current...................................... ____%/3/
  Daily Administrative Fee.......................  .13%/3/
  Total Annual Separate Account Expenses.........    1.50%

  Death Benefit Option 3 - Earnings Enhancement Benefit
  Mortality and Expense Risk Fee
    Maximum...................................... 1.88%/3/
    Current...................................... ____%/3/
  Daily Administrative Fee.......................  .13%/3/
  Total Annual Separate Account Expenses.........    1.50%


  Death Benefit Option 4 - Greater of Annual Step-Up or
  Annual Roll-Up
  Mortality and Expense Risk Fee
    Maximum................................... 1.88%/3/
    Current................................... ____%/3/
  Daily Administrative Fee....................  .13%/3/
  Total Annual Separate Account Expenses......    1.75%

/1/ This charge is deducted annually on the contract anniversary on a pro rata basis from each of the selected investment options. See "Deductions and Charges."
/2/ This charge is $30.00 for contracts issued in the states of Texas, New
    Mexico, and Washington.
/3/ This amount is rounded to the nearest hundredth, and the actual fee charged is 0.005% lower than the charge shown.

                             Optional Benefit Fees

       This table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including annual fund fees and expenses, if you elect an optional benefit. These fees are charged in addition to the maximum annual Separate Account Expenses.

Premium Enhancement Fee Schedule:/1/


Number of Contract Anniversaries  Maximum Premium Enhancement Fee Charged
following each Premium Payment      as a Percentage of Premium Payment
--------------------------------------------------------------------------
               9                                  1.25%

/1 /A Premium Enhancement Fee will be assessed against each premium payment received for the number of years specified in the Premium Enhancement Fee Schedule shown above. Each premium payment has its own Premium Enhancement Fee schedule. The Premium Enhancement Fee is calculated by multiplying each premium payment received by the Premium Enhancement Percentage shown in the Premium Enhancement Fee Schedule, based on the date of receipt of each premium payment. The Premium Enhancement Fee will be deducted from the Contract Value on each Contract Anniversary. Each Investment Option, GIA, and MVA Account bears a pro rata share of such fee. If you surrender the contract on a date other than a Contract Anniversary, the Premium Enhancement Fee is reduced proportionately based on the number of completed months during the year of surrender.

Premium Enhancement Recapture Charge Schedule/2/


Complete Years from Receipt of   Maximum Percentage
    each Premium Payment        of Premium Enhancement
-------------------------------------------------------
             9+                         100%

/2/ A Premium Enhancement Recapture Charge may apply to part or all Premium
    Enhancements credited upon surrender or withdrawal. For each withdrawal, or upon surrender, we will determine the amount of the Premium Enhancement, if any, that corresponds to the portion of the premium payments being withdrawn. Any Premium Enhancement that corresponds to the premium payments withdrawn in excess of the Free Withdrawal Amount will be subject to the Premium Enhancement Recapture Charge. The Premium Enhancement Recapture Charge will be applied against corresponding premium payments on a first-in, first-out ("FIFO") basis, based on the period of time from the date we received the corresponding premium payment to the date of withdrawal.

 Only one of the following optional benefits can be elected. Consult with your financial advisor as to whether the GMAB or the GMIB fits your particular needs.

GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB) FEE

(as a percentage of the greater of the Guaranteed Amount and Contract Value)
       Maximum......................................... 1.00%
       Current......................................... 0.75%

GUARANTEED MINIMUM INCOME BENEFIT (GMIB) FEE

(as a percentage of the greater of the Guaranteed Annuitization Value and Contract Value)
       Maximum............................................... 1.00%
       Current............................................... 0.75%
-----------------------------------------------------------------------------------------

The table below shows the minimum and maximum fees and expenses as a percentage of daily net assets, for the year ended December 31, 2007, charged by the funds that you may pay indirectly during the time that you own the contract. More detail concerning each of the fund's fees and expenses is contained in the prospectus for each fund. Total Annual Fund Operating Expenses are deducted from a fund's assets and include management fees, distribution fees, distribution and/or 12b-1 fees, and other expenses.

---------------------------------------------------------
         TOTAL ANNUAL FUND OPERATING EXPENSES
                                          Minimum Maximum
                                          ------- -------
  Gross Annual Fund Operating Expenses...  0.31%   3.83%
  Net Annual Fund Operating Expenses/1/..  0.28%   3.83%

       /1/ Phoenix Variable Advisors, Inc, advisor to the Phoenix Edge Series
           Fund, and other advisors and/or other service providers to the funds have contractually agreed to reduce the management fees or reimburse certain fees and expenses for certain funds. The Gross Annual Fund Operating Expenses shown in the first row of the table do not reflect the effect of any fee reductions or reimbursements. The Net Annual Fund Operating Expenses shown in the second row reflects the effect of fee reductions and waiver arrangements that are contractually in effect at least through April 30, 2009. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses. See each fund's prospectus for details about the annual operating expenses of that fund and any waiver or reimbursement arrangements that may be in effect.

EXPENSE EXAMPLES

These examples will help you compare the cost of investing in the contract if you elect the ______________ Rider. These examples reflect the maximum charges under the contract, including the maximum fee of ____% for the ______________ Rider. These examples assume that optional benefit charges are assessed as a percentage of Contract Value.

If you surrender your contract prior to the Maturity Date, or after the Maturity Date under Variable Annuity Payment Options K or L, or if you annuitize your contract at the end of the applicable time period, your maximum costs would be:

                        Death Benefit Option 1
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 2
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 3
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 4
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

If you do not surrender or annuitize your contract at the end of the applicable time period, your maximum costs would be:

                        Death Benefit Option 1
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 2
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 3
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

                        Death Benefit Option 4
                        ----------------------

                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses contract fees, separate account annual expenses, maximum of all applicable riders and benefit fees, and the maximum fund fees and expenses that were charged for the year ended 12/31/07.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds and that you have allocated all of your contract value to the fund with the maximum fees and expenses. Although your actual costs may be higher or lower based on these assumptions, your costs are shown in the table to the left.

Contract Summary
--------------------------------------------------------------------------------

  This prospectus contains information about the material rights and features of the annuity contract that you should understand before investing. This summary describes the general provisions of the annuity contract.

Overview
  The contract is intended for those seeking income and long-term tax-deferred accumulation of assets to provide income for retirement or other purposes. Those considering the contract for other purposes should consult with their tax advisors. Participants in qualified plans should note that this contract does not provide any additional tax deferral benefits beyond those provided by the qualified plan and should not consider the contract for its tax treatment, but for its investment and annuity benefits. For more information, see "Purchase of Contracts."

  The contract offers a combination of variable and fixed investment options. Investments in the variable options provide results that vary and depend upon the performance of the underlying funds, and the owner assumes the risk of gain or loss according to the performance of the underlying funds while investments in the GIA or MVA provide guaranteed interest earnings subject to certain conditions. There is no guarantee that at maturity date the contract value will equal or exceed payments made under the contract. For more information, see "The Variable Investment Options," "GIA" and "MVA."

  The contract offers an optional Premium Enhancement feature. The Premium Enhancement feature must be elected at the time the contract is issued. If the optional Premium Enhancement feature is selected, a Premium Enhancement will be credited to the contract with each premium payment made. The Premium Enhancement Percentage varies by Net Cumulative Premium Payment. A Premium Enhancement Fee and Premium Enhancement Recapture Charge will apply to this contract for a certain period of time, which makes the total expenses for this contract during this period higher than a comparable contract without the Premium Enhancement features.

  The contract offers four death benefit options. You select a death benefit option that is suitable to your financial objectives. The Death Benefit Options differ in how the death benefit is calculated and in the amount of the mortality and expense risk fee. Certain age restrictions may apply to each death benefit option. For more information, see "The Accumulation Period--Payment Upon Death Before the Maturity Date" and "Taxation of Annuities in General--Nonqualified Plans" and "Taxation of Annuities in General--Qualified Plans."

Suitability
  Annuities are designed for long-term financial planning and are not designed for short-term investment strategies. You should make sure you understand all the options for payment, how long you must wait before annuity payments begin and the limitations on access to contract value. Additionally, while an annuity offers the potential for appreciation, fees, charges, and poor investment performance can negatively affect the value of your annuity. You bear the investment risk, whether a gain or loss, for any contract value allocated to the Separate Account.

  Annuities that are offered to fund a qualified plan, such as an Individual Retirement Account, do not provide any additional tax deferred advantages. If your only or main investment objective is tax deferral, an annuity product may be more expensive than other products that provide tax deferred benefits.

  Annuity contracts that have no provision for a Premium Enhancement will not be subject to a Premium Enhancement Fee and may have lower mortality and expense risk charges and/or lower surrender charges. During the surrender charge period, the amount of Premium Enhancement may be more than offset by the Premium Enhancement Recapture Charge and the Premium Enhancement Fee associated with the Premium Enhancement. We encourage you to consult with your financial adviser and determine which annuity contract is most appropriate for you.

Replacements
  Replacing any existing contract with this contract may not be to your advantage. Exchanges can result in the payment of substantial commissions to the brokers who handle these transactions. You should carefully compare the risks, charges, and benefits of your existing contract to the replacement policy to determine if replacing your existing contract benefits you. In particular, if you are replacing an existing contract with this contract and you have elected the Premium Enhancement feature, you should carefully evaluate whether this contract provides higher asset based charges, or higher or longer surrender charge periods and whether or not the Premium Enhancement feature offsets any potential higher charges you may incur. You should talk with your registered representative before you replace your existing variable annuity contract. Additionally, replacing your contract could result in adverse tax consequences so you should also consult with your tax professional. You should know that once you have replaced your variable annuity contract, you generally cannot reinstate it unless the insurer is required to reinstate the previous contract under state law. This is true even if you choose not to accept your new variable annuity contract during your "free look" period.

Conflicts of Interest
  Broker-dealers and registered representatives often sell products issued by several different and unaffiliated insurance companies and the amount of compensation payable may vary significantly. Additionally, compensation paid to a broker-dealer or registered representative will also vary between products issued by the same insurance company, including additional compensation payable as part of certain service arrangements. A broker-dealer and its registered representatives may have an incentive to promote or sell one product over another depending on these differences in the compensation, potentially resulting in the sale of a product that may not be the best product to suit your needs. You should talk to your registered representative if you have questions about potential conflicts of interest that may be created by varying compensation plans. You can find more information about the types of compensation arrangements we offer in the "Sales of Variable Accumulation Contracts" section of this prospectus.

Withdrawals
..  You may partially or fully surrender the contract anytime for its Contract
   Value less any applicable surrender charge, applicable Premium Enhancement Recapture Charge, market value adjustment and premium tax.

..  You may withdraw, free of any surrender charges and Premium Enhancement
   Recapture Charge, premium payments that have not previously been withdrawn and are no longer subject to a surrender charge or a Premium Enhancement Recapture Charge. During each contract year, you may withdraw the greater of Earnings (including any Premium Enhancement) or 10% of Eligible Premium Payment less prior free withdrawal amounts taken within the same contract year free of any surrender charges and Premium Enhancement Recapture Charge. If the Free Withdrawal Amount is not taken in any Contract Year, the amount itself does not carry over to the next Contract Year. Instead, a new Free Withdrawal Amount is calculated each Contract Year. For more information, see "Deductions and Charges--Surrender Charges."

..  Withdrawals may be subject to a 10% penalty tax. For more information, see
   "Federal Income Taxes."

Deductions and Charges

Contract Charges
.. Annual Administrative Charge--maximum of $35 each year. For more information, see "Deductions and Charges" below.

Optional Rider Charges
   You may only elect one optional living benefit at the time of issue. Optional Living Benefit Riders may not be elected after issue:

.. Guaranteed Minimum Accumulation Benefit fee--the fee is 0.75% multiplied by the greater of the guaranteed amount and the contract value on the date the fee is deducted. For more information, see "Deductions and Charges" below.

.. Guaranteed Minimum Income Benefit fee--the fee is 0.75% multiplied by the greater of the guaranteed annuitization value and the contract value on the date the fee is deducted. For more information, see "Deductions and Charges" below.

.. Market Value Adjustment--any withdrawal from the MVA is subject to a market value adjustment and is taken from the withdrawal amount. For more information, see "MVA."

.. Premium Enhancement fee--If the Premium Enhancement feature is part of your contract, we apply a Premium Enhancement Fee. This fee is a percentage of each premium payment and may apply for up to 9 contract anniversaries following the date each premium payment is applied. Multiple premiums received in a contract year will be aggregated. The fee is deducted in arrears from total Contract Value on each contract anniversary date with each investment option, the GIA and the MVA bearing a pro rata share based on the proportion of Contract Value in each of those options. The maximum fee percentage in any applicable year is 1.25%.

.. Premium Enhancement Recapture Charge--If the Premium Enhancement feature is part of your contract, we may apply a Premium Enhancement Recapture Charge to part or all of a Premium Enhancement previously credited to your Contract Value. The Premium Enhancement Recapture Charge may be assessed upon a withdrawal or an early surrender. This charge will be assessed against each premium payment on a first in, first out basis. This fee is a percentage of each Premium Enhancement credited to Contract Value and may apply for up to 9 contract anniversaries following the date each Premium Enhancement is applied. The maximum fee percentage in any applicable year is 100%.

  The Premium Enhancement Recapture Charge is designed to recoup any expenses incurred in providing the Premium Enhancement which were not recouped through other charges due to a surrender or withdrawal.

  However, we currently do not charge a Premium Enhancement Recapture Charge. We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement Charge from withdrawal and surrender payments made as well as other payments under the circumstances described in this prospectus. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief (File No.______) was filed with the SEC on ______, 2008.

.. Surrender Charges--may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time. If we impose a surrender charge, it is deducted from premium payment withdrawn on a first in first out basis. The surrender charge is designed to recover the expense of distributing contracts that are terminated before distribution expenses have been recouped from revenue generated by these contracts. The surrender charge is a percentage of each premium payment which is assessed based on complete years from receipt of each premium payment over a period of 9 years. The maximum surrender charge fee percentage of 9% applies in the first few years of the contract and the charge declines thereafter. For more information, see the "Deductions and Charges" section of this prospectus. Additionally, surrender charges are waived as described above in this section. No surrender charges are taken upon the death of the owner. A declining surrender charge is assessed on withdrawals in excess of the free withdrawal amount, based on the date the premium payments are deposited.

.. Waiver of Surrender and Premium Enhancement Recapture Charges--The surrender charge or Premium Enhancement Recapture Charge generally does not apply to the following situations:

  . Premium that is out of the surrender charge and Premium Enhancement Recapture Charge schedules;

  .  Contract Value that represents "Free Withdrawal Amount;*

  .  A death benefit is payable

  . Annuitization after the contract has been in effect for a minimum of five years;

  .  Required Minimum Distribution Payment;

  .  Nursing Home Waiver or Terminal Illness Waiver.

*Free Withdrawal Amount
The Free Withdrawal amount is defined as follows:

  You may withdraw the sum of all premium payments no longer subject to a surrender charge or Premium Enhancement Recapture Charge plus the greater of
  (1) Earnings; or (2) 10% of Eligible Premium Payment (as described below) less prior Free Withdrawal Amounts taken within that same contract year.

  The Eligible Premium Payment is equal to the total of all premium payments, subject to a surrender charge and that have not been previously assessed a surrender charge.

  If the Free Withdrawal Amount is not taken in any given contract year, the amount itself does not carry over to the next contract year. Instead, a new Free Withdrawal Amount is calculated each contract year.

  For more information, see "Deductions and Charges" below.

.. Taxes--taken from the Contract Value upon premium payments or commencement of annuity payments.

  . PHL Variable will reimburse itself for such taxes upon the remittance to the applicable state. For more information, see "Tax" and Appendix B.

.. Transfer Charge--currently, there is no transfer charge, however, we reserve the right to charge up to $20 per transfer after the first 12 transfers each contract year. For more information, see "Deductions and Charges" below.

From the Separate Account
.. Daily administrative fee--currently, 0.125% annually. For more information, see "Deductions and Charges" below.

.. Mortality and expense risk fee--varies based on the death benefit option selected. For more information, see "Deductions and Charges" below.

Other Charges or Deductions
  In addition, certain charges are deducted from the assets of the funds for investment management services. For more information, see the fund prospectuses.

Death Benefit
  The death benefit is calculated differently for each death benefit option and the amount varies based on the option selected.

Death Benefit Options
  The contract offers four Death Benefit Options. At purchase, you select a death benefit option that best meets your financial needs. Each death benefit option varies in the method of death benefit calculation, the amount of the mortality and expense risk fee. Age restrictions apply to certain Death Benefit Options.

For more information, see "The Accumulation Period--Payment Upon Death Before Maturity Date."

Additional Information

Free Look Period
  You have the right to review and return the contract. If for any reason you are not satisfied, you may return it within 10 days (or later, if applicable state law requires) after you receive it and cancel the contract. You will receive in cash the adjusted Contract Value plus any charges, and less any applicable Premium Enhancement made under this contract as of the date of cancellation. However, if applicable state law requires, we will return the greater of original premium payments paid less any withdrawals and Premium Enhancements credited to the contract or the adjusted Contract Value plus any applicable charges, and less any applicable Premium Enhancement made under this contract.

  In the case that a Contact Value is returned, the contract owner bears the investment risk on any Premium Enhancement. In the case that a premium is returned, the Company bears the investment risk on any Premium Enhancement. You should know that in a declining market, your Contract Value may be even less than your initial investment.

  For more information, see "Free Look Period" under "Miscellaneous Provisions" below.

Financial Highlights
--------------------------------------------------------------------------------

  Financial highlights give the historical value for a single unit of each of the available investment options and the number of units outstanding at the end of each of the past ten years, or since the investment option began operations, if less. These tables are highlights only. More information, including the Separate Account and Company financial statements, is in the SAI and in the annual report. You may obtain a copy of the SAI by calling the Annuity Operations Division at 800/541-0171.

Financial Statements
--------------------------------------------------------------------------------

  The financial statements of PHL Variable Accumulation Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable

Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Account rates that we credit during a guarantee period.

Performance History
--------------------------------------------------------------------------------

  We may include the performance history of the investment options in advertisements, sales literature or reports. Performance information about each investment option is based on past performance only and is not an indication of future performance. Historical returns are usually calculated for one year, five years and ten years. If the investment option has not been in existence for at least one year, returns are calculated from inception of the investment option. Standardized average annual total return is measured by comparing the value of a hypothetical $1,000 investment in the investment option at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at Net Asset Value and the deduction of all applicable contract and surrender charges except for taxes (which may vary by state). See the SAI for more information.

The Variable Accumulation Annuity
--------------------------------------------------------------------------------

  The individual deferred variable accumulation annuity contract (the "contract") issued by PHL Variable is significantly different from a fixed annuity contract in that, unless your contract value is allocated and remains in the GIA or MVA , it is the owner under a contract who bears the risk of investment gain or loss rather than PHL Variable. To the extent that contract value is allocated to the investment options of the Separate Account, the amounts that will be available for annuity payments under a contract will depend on the investment performance of the amounts allocated to the investment options. Additionally, the contract has a Premium Enhancement feature which may be elected at issue. Certain earnings are immediately credited to the contract value every time you make a premium payment, however, certain restrictions apply. Upon the maturity of a contract, you may select either a guaranteed or variable annuity payment option.

Investment Features

Flexible Premium Payments
.. Other than the Minimum Initial Payment, there are no required premium payments.

..  You may make premium payments anytime prior to the Maturity Date.

..  You can vary the amount and frequency of your premium payments.

Minimum Premium Payment
.. Generally, the minimum initial premium payment is $3,500 for a qualified plan and $25,000 for nonqualified plans. For more information, see "Purchase of Contracts."

Allocation of Premiums and Contract Value
.. Premium payments are invested in one or more of the investment options, GIA and the MVA. Each investment option invests directly in a professionally managed fund. GIA is not available in Massachusetts or Washington. The MVA is not available for investment after the Maturity Date.

.. If you elect, the Premium Enhancement feature for your contract, we will add a Premium Enhancement to each premium payment you make to the contract until the contract anniversary next following the contract owner's 80th birthday. The Premium Enhancement will be invested in the same way as your premium payments are allocated. Certain restrictions apply to Premium Enhancements. The Premium Enhancement feature and its fees, are described more fully in the "Premium Enhancement" and "Deductions and Charges" sections of this prospectus.

.. Prior to the Maturity Date, you may elect to transfer all or any part of the Contract Value among one or more investment options or the GIA, subject to the limitations established for the GIA and the restrictions related to disruptive trading and market timing. After the Maturity Date under variable annuity payment options, you may elect to transfer all or any part of the Contract Value among one or more investment options. For more information, refer to "GIA," "Internet, Interactive Voice Response and Telephone Transfers," and "Market Timing and Other Disruptive Trading."

.. Transfers between the investment options and from the investment options into the MVA are subject to disruptive trading and market timing restrictions. For more information, see "Market Timing and Other Disruptive Trading." Transfers from the MVA may be subject to market value adjustments and are subject to certain rules. For more information see "MVA" and the MVA prospectus.

.. The Contract Value allocated to the investment options varies with the investment performance of the funds and is not guaranteed.

.. The Contract Value allocated to the GIA will depend on deductions taken from the GIA and interest accumulated at rates we set. Subject to state insurance department approval, the Minimum Guaranteed Interest Rate will equal the statutory required minimum interest rate under applicable state insurance law where the contract is delivered (generally between 1% and 3%).

..  Payments and transfers to the GIA are subject to a maximum GIA percentage.
   The maximum GIA
  percentage is the maximum amount of a premium payment or total Contract Value that can be allocated to the GIA. The maximum amount is expressed as a percentage and that percentage will never be more than 100%. It currently is 5%.

..  You may participate in one of the asset allocation programs we offer.
   Participation in a program is optional, unless you elect an Optional Benefit other than the Guaranteed Minimum Income Benefit (GMIB). If you elect an Optional Benefit, other than the GMIB, you must allocate all premium payments and Contract Value to one of the programs approved for use with those benefits. We may offer other programs in the future, however, whether those programs will be made available to both current and prospective contract owners will be determined at the sole discretion of the Company. For more information about the programs, refer to "Asset Allocation and Strategic Programs" below.

PHL Variable and the Separate Account
--------------------------------------------------------------------------------

  We are PHL Variable Insurance Company, a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through producers of affiliated distribution companies and through brokers. Our executive and our administrative offices are located at One American Row, Hartford, Connecticut, 06103-2899.

  PHL Variable is a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products.

  On December 7, 1994, we established the Separate Account, a separate account created under the insurance laws of Connecticut. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account or of PHL Variable.

  Under Connecticut law, all income, gains or losses, whether or not realized, of the Separate Account must be credited to or charged against the amounts placed in the Separate Account without regard to the other income, gains and losses from any other business or activity of PHL Variable. The assets of the Separate Account may not be used to pay liabilities arising out of any other business that we may conduct. The Separate Account has several investment options that invest in underlying mutual funds. Obligations under the contracts are obligations of PHL Variable Insurance Company.

  Contributions to the GIA and MVA are not invested in the Separate Account. The GIA is part of the general account of PHL Variable (the "General Account"). The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Separate Account. The MVA is a non-unitized separate account established pursuant to Connecticut insurance law. For more complete information see "GIA" and "MVA."

The Variable Investment Options
--------------------------------------------------------------------------------

  You choose the variable investment options to which you allocate your premium payments. These variable investment options are investment options of the Separate Account. The investment options invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

  The underlying funds offered through this product are selected by the company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund's investment advisor, or its distributor. Finally, when the company develops a variable annuity (or life) product in cooperation with a fund family or distributor (e.g. a "private label" product), the company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the company's selection criteria.

  Each underlying fund is reviewed periodically after having been selected. Upon review, the company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant contract owner assets.

  In addition, if any of the underlying funds become unavailable for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the contract, we may substitute another variable investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new variable investment options available.

  You will find detailed information about the underlying funds and their inherent risks in the current prospectuses for the underlying funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the underlying funds will meet its investment objectives. Copies of the fund prospectuses may be obtained by writing to our Annuity Operations Division or calling us at the address or telephone number provided on the first page of this prospectus.

Administrative, Marketing and Support Service Fees
  The Company and the principal underwriter for the Contracts have entered into agreements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Variable Advisors, Inc., with whom we are affiliated. These agreements compensate the Company and the principal underwriter for the Contracts for providing certain administrative, marketing, or other support services to the underlying funds.

  Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the Contracts. As stated previously, such payments are a factor in choosing which funds to offer in the Company's variable products. These payments may be significant and the Company and its affiliates may profit from them.

  The payments are generally based on a percentage of the average assets of each underlying fund allocated to the variable investment options under the contract or other contracts offered by the company. The amount of the fee that an underlying fund and its affiliates pay the company and/or the company's affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.45% of the average net assets of an underlying fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its total annual operating expenses and is not paid directly from the assets of your variable insurance product.

GIA
--------------------------------------------------------------------------------

  Note: Currently if you elect GMAB, you cannot transfer or allocate premiums and Contract Values to the GIA. Your premiums must be allocated in accordance to an asset allocation or strategic program. We may remove this restriction at any time in the future, e.g. if you participate in an Enhanced Dollar Cost Averaging Program.

  In addition to the Separate Account, you may allocate premiums or transfer values to the GIA. Amounts you allocate or transfer to the GIA become part of our general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a minimum rate of return on the allocated amount, as provided under the terms of your product. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit interest at a higher rate than the minimum for new and existing deposits.

  We reserve the right to limit total deposits to the GIA, including transfers, to no more than $250,000 during any one-week period per policy.

  Prior to the Maturity Date you may make transfers into or out of the GIA subject to the GIA restrictions described in this section. In general, you may make only one transfer per year out of the GIA. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the Contract Value in the GIA as of the date of the transfer. Also, the Contract Value allocated to the GIA may be transferred out to one or more of the investment options over a consecutive 4-year period according to the following schedule:

                    .Year One:      25% of the total value
                    .Year Two:      33% of remaining value
                    .Year Three:    50% of remaining value
                    .Year Four:     100% of remaining value

  Transfers from the GIA may also be subject to other rules as described throughout this prospectus. The GIA is available only during the accumulation phase of your contract.

  Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the 1940 Act, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

GIA Restrictions
  Contracts are subject to a Maximum GIA Percentage provision that restricts investments in the GIA. The Maximum GIA Percentage will never be more than 100%. It currently is 5%. No more than the Maximum GIA Percentage of each premium payment may be allocated to the GIA. We will not permit transfers into the GIA during the first year, nor allow any transfers during subsequent years that would result in GIA investments exceeding the Maximum GIA Percentage of Contract Value. If you elect the Guaranteed Minimum Accumulation Benefit, you may not allocate premiums or transfer values to the GIA. These restrictions as well as the availability of the GIA are subject to state insurance department approval. GIA is not available in Massachusetts and Washington.

MVA
--------------------------------------------------------------------------------

  The MVA is an account that pays interest at a guaranteed rate if amounts allocated to the MVA are held to the end of the guarantee period. If amounts are withdrawn, transferred or applied to an Annuity Payment Option before the end of the guarantee period, a market value adjustment will be made. The MVA is available only during the accumulation phase of your contract. If you elect the Guaranteed Minimum Accumulation Benefit, you may not allocate premiums or transfer values to the MVA. The MVA option currently offers different guarantee periods, which provide you with the ability to earn interest at different guaranteed rates on all or part of your Contract Value. Each allocation has its own guaranteed rate and expiration date. Because we change guaranteed rates periodically, amounts allocated to a guarantee period at different times will have different guaranteed rates and expiration dates. The applicable guaranteed rate, however, does not change during the guarantee period.

  We will notify you of the expiration of the guarantee period and of your available options within 30 days of the expiration date. You will have 15 days before and 15 days following the expiration date ("window period") to notify us of your election. During this window period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different guarantee period, to the investment options of the Separate Account, to the GIA or elect to withdraw funds, we will begin another guarantee period of the same duration as the one just ended and credit interest at the current rate for that new guarantee period. If you choose a guarantee period that is no longer available or if your original guarantee period is no longer available, we will use the guarantee period with the next longest duration.

  We reserve the right, at any time, to discontinue guarantee periods or to offer guarantee periods that differ from those available at the time your contract was issued. Since guarantee periods may change, please contact us to determine the current guarantee periods being offered.

  Any withdrawal from or transfer out of the MVA will be subject to a market value adjustment unless the effective date of the withdrawal is within the window period. The market value adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable surrender charges. The market value adjustment can be positive or negative. The amount being withdrawn after application of the market value adjustment can be greater than or less than the amount withdrawn before the application of the market value adjustment.

  A market value adjustment will not be applied upon the payment of the death benefit.

  The market value adjustment will reflect the relationship between the current rate (defined below) for the amount being withdrawn and the guaranteed rate. It is also reflective of the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is equal to or lower than the applicable current rate, the market value adjustment will result in a lower payment upon withdrawal. Conversely, if the guaranteed rate is higher than the applicable current rate, the market value adjustment will produce a higher payment upon withdrawal.

  Assets allocated to the MVA are not part of the assets allocated to the Separate Account or to PHL Variable's general account. The availability of the MVA is subject to state approval. The MVA is more fully described in a separate prospectus that should be read carefully before investing.

Deductions and Charges
--------------------------------------------------------------------------------

Annual Administrative Charge
  We deduct an annual administrative charge from the Contract Value. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

  The maximum annual administrative charge under a contract is $35. The current annual administrative charge under a contract is $35, except in the states of Texas, New Mexico, and Washington, in which the current charge is $30. This charge is deducted annually on the contract anniversary date. It is deducted on a pro rata basis from the investment options, GIA or MVA in which you have an interest. If you fully surrender your contract, the full administrative fee if applicable, will be deducted at the time of surrender. The administrative charge will not be deducted (either annually or upon withdrawal) if your Contract Value is $50,000 or more on the day the administrative charge is due. This charge may be decreased but will never increase. If you elect Annuity Payment Options I, J, K, M or N, the annual administrative charge after the Maturity Date will be deducted from each annuity payment in equal amounts.

Daily Administrative Fee
  We make a daily deduction from the Contract Value to cover the costs of administration. This current fee is the maximum charged based on an annual rate of 0.125% and is taken against the net assets of the investment options. It compensates the company for administrative expenses that exceed revenues from the annual administrative charge described above. (This fee is not deducted from the GIA or MVA).

Market Value Adjustment
  Any withdrawal from your MVA will be subject to a market value adjustment. See the MVA prospectus for information relating to this option.

Guaranteed Minimum Accumulation Benefit Fee
  If the Guaranteed Minimum Accumulation Benefit rider is part of your contract, we will deduct a fee. The fee is deducted on each contract anniversary during the ten-year term. If this benefit terminates on a contract anniversary prior to the end of the term for any reason other than death or commencement of annuity payments, the entire fee will be deducted. If this benefit terminates on any other day prior to the end of the term for any reason other than death or commencement of annuity payments, a prorated portion of the fee will be deducted. The rider fee will be deducted from the total Contract Value with each investment option bearing a pro rata share of such fee based on the proportionate Contract Value of each investment option. We will waive the fee if the benefit terminates due to death or commencement of annuity payments. Should any of the investment options become depleted, we will proportionally increase the deduction from the remaining investment options unless we agree otherwise.

  The fee percentage is locked in at the time you elect this benefit. Currently, the fee percentage is equal to 0.75%, multiplied by the greater of the guaranteed amount and Contract Value on the day that the fee is deducted. However, we reserve the right to charge up to 1.00%, multiplied by the greater of the guaranteed amount or Contract Value on the day that the fee is deducted. The fee for your rider is shown on the rider specifications page.

  If you elect the Guaranteed Minimum Accumulation Benefit, you will be unable to elect the Guaranteed Minimum Income Benefit.

Guaranteed Minimum Income Benefit Fee
  If the Guaranteed Minimum Income Benefit rider is part of your contract, we will deduct a fee. The fee is deducted on each contract anniversary that this rider is in effect. If this rider terminates on the contract anniversary, the entire fee will be deducted. If this rider terminates on any other day, a prorated portion of the fee will be deducted. The rider fee will be deducted from the total Contract Value with each investment option, GIA and MVA, if available, bearing a pro rata share of such fee based on the proportionate Contract Value of each investment option, GIA and MVA. We will waive the rider fee if the Contract Value on any contract anniversary is greater than twice the guaranteed annuitization value. Should any of the investment options become depleted, we will proportionally increase the deduction from the remaining investment options unless we agree otherwise.

  The maximum fee percentage is 1.00% multiplied by the greater of the guaranteed annuitization value or the Contract Value on the date the fee is deducted. The fee percentage is locked in at the time you elect this benefit. Currently the fee percentage for this rider is equal to 0.75% multiplied by the greater of the guaranteed annuitization value and the Contract Value on the date the rider fee is deducted. The fee for your rider is shown on the contract specifications page.

  If you elect the Guaranteed Minimum Income Benefit, you will be unable to elect the Guaranteed Minimum Accumulation Benefit.

Mortality and Expense Risk Fee
  We make a daily deduction from each investment option for the mortality and expense risk fee. The charge is assessed against the daily net assets of the investment options and varies based on the death benefit option you selected. The maximum charge for any death benefit option is 1.875%. The current charge under each death benefit option is equal to the following percentages on an annual basis:

 -----------------------------------------------------------------------------
   Death Benefit Option 1 Return of
                Premium                 Death Benefit Option 2 Annual Step-Up
 -----------------------------------------------------------------------------
                 [__]%                                 [___]%
 -----------------------------------------------------------------------------

                                               Death Benefit Option 4
    Death Benefit Option 3 Earnings      Greater of Annual Step-Up or Annual
          Enhancement Benefit                          Roll-Up
 -----------------------------------------------------------------------------
                    [__]%                               [__]%
 -----------------------------------------------------------------------------

  Although you bear the investment risk of the Series in which you invest, once you begin receiving annuity payments that carry life contingencies the annuity payments are guaranteed by us to continue for as long as the Annuitant lives. We assume the risk that Annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

  In assuming the mortality risk, we promise to make these lifetime annuity payments to the owner or other payee for as long as the Annuitant lives.

  No mortality and expense risk fee is deducted from the GIA or MVA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us.

  We have concluded that there is a reasonable likelihood that the distribution financing arrangement being used in connection with the contract will benefit the Separate Account and the Contract Owners.

Premium Enhancement Fee
  If the Premium Enhancement feature is part of your contract, we apply a Premium Enhancement Fee. This fee is a percentage of each premium payment and may apply for up to 9 contract anniversaries following the date each premium payment is applied. Multiple premiums received in a contract year will be aggregated. The fee is deducted in arrears from total Contract Value on each contract anniversary date with each investment option, the GIA and the MVA bearing a pro rata share based on the proportion of Contract Value in each of those options. The maximum fee percentage in any applicable year is 1.25%.

Premium Enhancement Recapture Charge
  If the optional Premium Enhancement feature is elected, a Premium Enhancement Recapture Charge may be applied to part or all Premium Enhancements previously credited to your Contract Value upon the surrender or withdrawal of corresponding premium payments. The Premium Enhancement Recapture Charge is based on percentages shown in the "Premium Enhancement Calculation" section of this prospectus. Premium Enhancement Recapture Charges are assessed on a first in, first out basis, based on the durations of the corresponding premium payments. Any Premium Enhancement corresponding to a withdrawal amount in excess of the free withdrawal amount will be subjected to the Premium Enhancement Recapture Charge, up to a maximum of the total Premium Enhancements paid. The maximum rate for all durations is 100% of the Premium Enhancement credited to the Contract Value.

Surrender Charges
  A surrender charge may apply to withdrawals or a full surrender of the contract prior to the Maturity Date or after the Maturity Date under Variable Annuity Payment Options K or L. The amount of a surrender charge depends on the period of time your premium payments are held under the contract. The surrender charge is designed to recover the expense of distributing contracts that are terminated before distribution expenses have been recouped from revenue generated by these contracts. They are contingent charges because they are paid only if you surrender your contract within the surrender period. Surrender charges are waived on the free withdrawal amount and on death benefits. Surrender charges will also be waived when you begin taking annuity payments provided your contract has been in effect for five years. Also, no surrender charge will be taken after the annuity period has begun except with respect to unscheduled withdrawals under Annuity Payment Options K or L. For more information, see "Annuity Payment Options." Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received.

.. The surrender charge is deducted from amounts withdrawn in excess of the free withdrawal amount available at the time of the withdrawal up to the total of all premium payments paid less any prior withdrawals for which a surrender charge was paid. Each Contract year, you may withdraw a portion of your Contract Value free of any surrender charge. This free withdrawal amount is equal to the sum of all premium payments that are no longer subject to a surrender charge plus the greater of:

       .  Earnings; and

       . 10% of all Eligible Premium Payments less any free withdrawal amounts already withdrawn in the same Contract Year.

  Amounts deducted to pay the surrender charges on partial withdrawals are subject to a surrender charge. A surrender charge will be deducted from the affected investment options, GIA and MVA on a pro rata basis. If you request a net withdrawal of a specified amount, we will deduct the surrender charges from the remaining Contract Value. This will result in an additional surrender charge when a net withdrawal is requested. If you request a gross withdrawal of a specified amount, we will deduct the surrender charges from the amount requested. Any distribution costs not paid for by surrender charges will be paid by PHL Variable from the assets of the General Account.

  Any withdrawal from the MVA will be subject to a market value adjustment unless the effective date of the withdrawal is within the window period. The market value adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable surrender charges. The market value adjustment can be positive or negative. The amount being withdrawn after application of the market value adjustment can be greater than or less than the amount withdrawn before the application of the market value adjustment. For more information, see "MVA" or refer to the MVA prospectus.

  Under this contract surrender charges may be waived due to two life situations: admission into a nursing home or a terminal illness. There are no fees for these waivers.

  Nursing Home Waiver. Prior to Maturity Date, you may surrender all or a portion of the Contract Value (after any applicable market value adjustment is applied) without a surrender charge, provided that:

  (a)more than one year has elapsed since the Contract Date; and

  (b)the withdrawal is requested within two years of the owner's admission into a Licensed Nursing Home Facility; and

  (c)the owner has been confined to the Licensed Nursing Home Facility (as defined below) for at least the preceding 120 days.

  If the surrender charge and Premium Enhancement Charge are waived under this Waiver, no future Premium Enhancements will be credited to the contract. Also, we may deduct from the contract value the amount of any Premium Enhancement amount credited to the contract during the 12-month period prior to the date we waive the surrender charge.

  This waiver is subject to state approval (note: this waiver is not available in Massachusetts).

  Licensed Nursing Home Facility: a state licensed hospital or state licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis. The owner must provide us with satisfactory evidence of confinement by written notice.

  Terminal Illness Waiver. Prior to Maturity Date, you may surrender all or a portion of the Contract Value (after any applicable market value adjustment is applied) without a surrender charge, provided that we receive proof, satisfactory to us, of the owner's terminal illness which is defined as an illness or condition that is expected to result in the owner's death within six months.

  If the surrender charge and Premium Enhancement Charge are waived under this waiver, no future Premium Enhancements will be credited to the contract. In addition, we may deduct from the contract value the amount of any Premium Enhancement amount credited to the contract during the 12-month period prior to the date we waive the surrender charge.

  This waiver is subject to state approval (note: this waiver is not available in Massachusetts).

Tax
  Tax is considered to be any tax charged by a state or municipality on premium payments, whether or not characterized as purchase payment premium tax (or premium tax). It is also other state or local taxes imposed or any other governmental fees which may be required based on the laws of the state or municipality of delivery, the owner's state or municipality of residence on the Contract Date. Taxes on premium payments currently range from 0% to 3.5% (the amount of state premium payment tax, if any, will vary from state to state), depending on the state. We will pay any premium payment tax, any other state or local taxes imposed or other governmental fee due and will only reimburse ourselves upon the remittance to the applicable state. For a list of states and taxes, see "Appendix B."

  We reserve the right, when calculating unit values, to deduct a credit or fee with respect to any taxes we have paid for or reserved during the valuation period that we determine to be attributable to the operation of a fund. No federal income taxes are applicable under present law and we are not presently making any such deduction.

Transfer Charge
  Currently, there is no charge for transfers; however, we reserve the right to charge a transfer fee of up to $20 per transfer after the first 12 transfers in each contract year to defray administrative costs.

Reduced Fees, Credits and Excess Interest for Eligible Groups
  We may reduce or eliminate the mortality and expense risk fee or the withdrawal charge, or credit excess interest, when sales of the contracts are made to certain eligible groups that result in savings of sales expenses. We will consider the following characteristics:

(1)the size and type of the group of individuals to whom the contract is offered;

(2)the amount of anticipated purchase payments;

(3)whether there is a preexisting relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements; and

(4)internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

  Any reduction or elimination of the mortality and expense risk fee or the withdrawal charge or credit of excess interest will not unfairly discriminate against any person. We will make any reduction or credit according to our own rules in effect at the time the contract was issued. We reserve the right to change these rules from time to time.

Other Charges
  As compensation for investment management services, the advisors to the funds are entitled to a fee, payable monthly and based on an annual percentage of the average daily Net Asset Values of each Series. These fund charges and other fund expenses are described more fully in the fund prospectuses.

The Accumulation Period
--------------------------------------------------------------------------------

  The accumulation period is that time before annuity payments begin during which your premium payments into the contract remain invested.

Accumulation Units
  An Accumulation Unit is used to calculate the value of a contract. Each investment option has a corresponding accumulation unit value. The number of Accumulation Units of an investment option purchased with a specific premium payment will be determined by dividing the premium payment by the value of an Accumulation Unit in that investment option next determined after receipt of the premium payment. The value of the Accumulation Units of an investment option will vary depending upon the investment performance of the applicable Series of the funds, the expenses charged against the fund and the charges and deductions made against the investment option.

Accumulation Unit Values
  On any date before the Maturity Date of the contract, the total value of the Accumulation Units in an investment option can be computed by multiplying the number of such units by the value of an Accumulation Unit on that date. The value of an Accumulation Unit on a day other than a Valuation Date is the value of the Accumulation Unit on the next Valuation Date. The number of Accumulation Units credited to you in each investment option and their current value will be reported to you at least annually.

Purchase of Contracts
Generally, we require minimum initial premium payments of:

..  Nonqualified plans--$25,000

..  Bank draft program--$150

  . You may authorize your bank to draw $150 or more from your personal checking account monthly to purchase units in any available investment option or for deposit in the GIA or MVA. The amount you designate will be automatically invested on the date the bank draws on your account.

..  Qualified plans--$3,500

  The initial payment is due and payable before the contract becomes effective. We require minimum subsequent premium payments of $100.

  The minimum age of the proposed owner to purchase a Contract is the age of majority in the state where the Contract is being purchased, or a guardian must act on your behalf. Generally, a contract may not be purchased for a proposed owner who is 86 years of age or older. Total premium payments in excess of $1,000,000 cannot be made without our permission. While the owner is living and the contract is in force, premium payments may be made anytime before the Maturity Date of a contract.

  Your initial payments will be applied within two days of our receipt if the application for a contract is complete. If an incomplete application is completed within five business days of receipt by our Annuity Operations Division, your payment will be applied within two days of the completion of the application. If our Annuity Operations Division does not accept the application within five business days or if an order form is not completed within five business days of receipt by our Annuity Operations Division, then your payment will be immediately returned. You may request us to hold your premium payment after the five day period while the application is completed and within two days after completion we will apply your premium payment. Please note that prior to the completion of your application or order form, we will hold the premium in a suspense account, which is a noninterest bearing account. Additional payments allocated to the GIA are deposited on the date of receipt of payment at our Annuity Operations Division. Additional payments allocated to investment options are used to purchase accumulation units of the investment option(s), at the value of such Units next determined after the receipt of the payment at our Annuity Operations Division.

  Premium payments received under the contract will be allocated in any combination to any investment option, GIA or MVA in the proportion you elect or as otherwise changed by you from time to time; or in an approved asset allocation or strategic program, as described below.

  For certain eligible groups, we may reduce the minimum initial or subsequent premium payment amount we accept for a contract. Factors in determining qualifications for any such reduction include:

(1)the make-up and size of the prospective group;

(2)the method and frequency of premium payments; and

(3)the amount of compensation to be paid to registered representatives on each premium payment.

  Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium payment is received. We reserve the right to change these rules from time to time.

  Payments to the GIA are subject to the Maximum GIA Percentage. If you elect an optional benefit rider other than the Guaranteed Minimum Income Benefit, you may not allocate premiums or transfer values to the GIA or MVA.

Premium Enhancement

Summary
  Subject to state availability, this contract offers a Premium Enhancement feature. You can elect the Premium Enhancement feature for your contract only at the time you apply for your contract and the election is irrevocable.

  If you purchase this feature, a Premium Enhancement will be credited to your contract value at the time the initial premium payment and each subsequent premium payment is applied to the contract.

  The Premium Enhancement amount is payable from the Company's General Account. The Premium Enhancement amount will be applied to the Contract Value on the valuation date we apply the premium to the contract. We will allocate each Premium Enhancement amount to the investment options the same way as your premium payments are allocated at the time we credit the Premium Enhancement. Since the Premium Enhancement becomes part of Contract Value, the amounts credited will experience investment gains or losses associated with the investment options to which you have allocated your premium, and will be included in the calculation of a market value adjustment in the case of requested withdrawals from the MVA.

  Any Premium Enhancement credited to the Contract Value is not considered a premium payment and is not included when determining the guaranteed benefit under any death benefit option. Any Premium Enhancement amount credited to the contract is treated as Earnings for tax purposes, and included in Earnings when determining the Free Withdrawal amount.

  Your contractual right to any Premium Enhancement credited to your contract does not fully vest until the surrender charge period tied to the premium payment that the Premium Enhancement was credited to expires as well. As stated earlier, in general, if you surrender or withdraw premium from your contract within the surrender charge period, we will deduct a surrender charge and potentially a Premium Enhancement Recapture Charge from those amounts at the time of withdrawal. As stated previously, we currently do not deduct a Premium Enhancement Recapture Charge.

  However, other restrictions apply to Premium Enhancements. We will deduct any Premium Enhancement credited to the Contract Value if a Premium Enhancement was credited:

  . 12 months prior to exercising the Nursing Home Waiver or Terminal Illness Waiver;

  .  24 months prior to annuitization;

  .  During the free look period, if the contract was returned; or

  . 12 months prior to the death date of a contract owner, unless a spousal continuation is in effect.

  Please review the remainder of this section for more complete details concerning these restrictions.

  Premium Enhancements are only credited prior to the contract anniversary immediately following the contract owner's 80/th/ birthday (the age of the oldest owner will apply if there are multiple owner's and the annuitant's age will apply if the contract owner is not a natural person). Additionally, no Premium Enhancements are credited during periods in which surrender charges are being waived under the Nursing Home Waiver or Terminal Illness Waiver.

  In the event that we are required to issue two new contracts to replace your existing contract as the result of a court order, such as a divorce decree, we will not apply any Premium Enhancement to existing Contract Value that is simply being transferred from the original contract to the newly issued contract.

Premium Enhancement Calculation
  The amount of the Premium Enhancement is calculated as the product of the premium payment and Premium Enhancement Percentage as described in the table below. The Premium Enhancement Percentage is determined by the Net Cumulative Premium Payment amount.

  Net Cumulative Premium Payment is initially equal to the initial premium payment amount on the contract issue date. On each day that a subsequent premium payment is made, the Net Cumulative Premium Payment is equal to the sum of all prior premium payments, plus the current premium payment amount, less total prior withdrawals (including any applicable surrender charges, Premium Enhancement Recapture Charges, market value adjustment and taxes.

                                                           Premium
                                                         Enhancement
            Net Cumulative Premium Payment               Percentage
            ------------------------------               -----------
            Up to $100,000..............................      4%
            At least $100,000, but less than $1,000,000.      5%
            Greater than $1,000,000.....................      6%

Premium Enhancements Credited In The First 90 Days
  If a subsequent premium is made within 90 calendar days of the contract issue date, and no withdrawal has been made.

  . The Premium Enhancement Percentage will apply to current premium payment as previously described in this section. There may be an additional Premium Enhancement on prior premium payments.

  In the case that the Net Cumulative Premium Payment amount crosses into a new breakpoint, the Premium Enhancement Percentage effective then will apply to the most recent premium payment and an additional Premium Enhancement amount will be credited to the contract effective on the date of the most recent premium payment.

  The additional amount is equal to B - A, where

  . A is the total Premium Enhancement amount credited to the contract prior to the current date.

  . B is the total Premium Enhancement amount that would have been credited to the contract if the Premium Enhancement percentage effective on the date of the most recent premium payment was applied to all prior premium payments.

  Any additional Premium Enhancement amounts are added to the contract value as of the current day and not applied retroactively.

  If a subsequent premium is made within 90 calendar days from the contract issue date and a withdrawal has been made, or if a subsequent premium is made after 90 calendar days from contract issue date

  The Premium Enhancement is calculated normally, with no special considerations for prior premium payments.

Premium Enhancement Restrictions
  We have the right to deduct Premium Enhancements from the amount of certain payments or refunds made to you under several circumstances as described below. Following a transaction for which we deduct the Premium Enhancements, your Contract Value will retain the investment experience associated with the Premium Enhancements even after the Premium Enhancements are removed from your contract.

  We will deduct the full amount of all Premium Enhancements in the event that the Contract Owner exercises the right to cancel the contract. In addition, if we return the Contract Value upon the owner's exercise of the right to cancel, the amount of the refund will include any positive or negative performance associated with the Premium Enhancement. As a result, in a down market if you have allocated Contract Value to the investment options, you may receive a smaller refund amount if you chose the Premium Enhancement Feature than if you had not elected that feature for your contract. Unless the contract has been continued under the spousal continuation provision, we will deduct the full amount of all Premium Enhancements (that have not been previously deducted) applied to the contract within the twelve month period prior to the death date of a contract owner. Regardless of the death benefit option elected, the deduction will not cause the death benefit amount to be less than all premiums paid to the contract less Adjusted Withdrawals.

  We will deduct the applicable portion of the Premium Enhancement through a Premium Enhancement Recapture Charge when the Contact Owner withdraws or surrenders all or a portion of the Contract Value during the surrender charge period. The Premium Enhancement Recapture Charge is currently set at 0%. However, if we implement this charge, it would apply to new contracts issued on and after the date we implement the charge.

  We will deduct the full amount of any Premium Enhancement credited to the Contract Value during the 24 months preceding your election to annuitize the contract so long as those amounts have not been previously deducted.

  We will deduct the full amounts of Premium Enhancements (that have not been previously deducted) credited to the Contract Value during the 12 months preceding the date we waive a surrender charge on a withdrawal from the contract under the surrender charge waivers provided by the contract for Nursing Home Confinement or Terminal Illness.

  We have applied to the Securities and Exchange Commission (SEC) for permission to deduct the Premium Enhancement from payments made to you under the circumstances described above. We will not deduct Premium Enhancements on your contract unless, and if applicable, until the SEC grants us permission. The application for exemptive relief (File No.______) was filed with the SEC on ______, 2008.

  There may be circumstances where you may be worse off for having purchased a contract with the Premium Enhancement as opposed to a contract without the Premium Enhancement. We issue a variety of contracts designed to meet different retirement planning goals and other contracts have no Premium Enhancement feature. These contracts with no Premium Enhancement feature do not have a Premium Enhancement Fee. Depending on the length of time you own your contract, and the market performance during that time, the higher expenses associated with this contract may or may not be offset by the Premium Enhancement. You and your financial advisor should decide if you may be better off not electing the Premium Enhancement feature or with one of our other contracts. You and your financial advisor should consider the following:

..  The length of time you plan to own the contract;

..  The frequency, amount, and timing of any withdrawals; and

..  The amount of any payments.

Additional Programs
  You may elect any of the additional programs described below at no charge. If you purchase a contract with GMAB, you must also elect an asset allocation or strategic program on the Contract Date. Otherwise you may elect any of the programs at any time. We may discontinue, modify or amend these programs as well as offer new programs in the future.

Asset Allocation and Strategic Programs
  Asset allocation and strategic programs (referred to as "programs" throughout this section) are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility and boost returns over the long term. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal).

  We currently offer the following programs: AllianceBernstein VPS Balanced Wealth Strategy, Franklin Templeton Founding Investment Strategy, Franklin Templeton Perspectives Allocation Model, Phoenix-Ibbotson Strategic Asset Allocation, and Phoenix Dynamic Asset Allocation Series which are described below. For ease of reference, throughout this section of the prospectus, we refer to these asset allocation and strategic programs, simply as "programs", and we refer to the asset allocation options available within the programs, as "options." There is no additional charge for participating in these programs and options.

  You may participate in only one program at a time. Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.

Selecting a Program and Option
  If you purchase a contract without GMAB, participation in a program is not required. If you are interested in adding a program, consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options. You may at any time switch your current program or option, as well as to any modified or new programs or options the Company may make available. You may cancel your participation in a program at any time, and later re-enroll in a program, after first consulting with your registered representative and then contacting our Annuity Operations Division. If a program is eliminated, you will receive notice and you may choose, in consultation with your registered representative, among the other programs available at that time.

Program Required for GMAB
  If you purchase a contract with GMAB, you must select one of the approved programs through which to allocate your premium payments and Contract Values. When you participate in a program 100% of your premium payments and Contract Value will be allocated to the investment options in accordance with your selected program and option within that program.

  You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs or options. You may, at any time, switch your current program or option to another as well as to any modified or new programs or options the Company may make available. Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling the program will cause GMAB to terminate without value. You may later re-enroll in a program but re-enrollment will not reinstate your optional benefit rider if it already terminated. If a program is eliminated while your optional benefit rider is in effect, you will receive notice of such elimination, and you

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must choose, in consultation with your registered representative, among the other programs and options available at that time. Otherwise, your optional benefit rider will terminate without value.

The following programs are currently available:
..  AllianceBernstein VPS Balanced Wealth Strategy
  The AllianceBernstein VPS Balanced Wealth Strategy portfolio targets a weighting of 60% equity securities and 40% debt securities with a goal of providing moderate upside potential without excessive volatility. Investments in real estate investment trusts, or REITs, are deemed to be 50% equity and 50% fixed-income for purposes of the overall target blend of the portfolio. The targeted blend for the non-REIT portion of the equity component is an equal weighting of growth and value stocks. This asset allocation option is rebalanced as necessary in response to markets.

..  Franklin Templeton Founding Investment Strategy
  Through the Franklin Templeton Founding Investment Strategy, premium payments and contract value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the contract value allocated to the three investment options back to the original allocation percentages in each investment option.

  .  Franklin Income Securities Fund - 34%

  .  Mutual Shares Securities Fund - 33%

  .  Templeton Growth Securities Fund - 33%

..  Franklin Templeton Perspectives Allocation Model
  Through the Franklin Templeton Perspectives Allocation Model, premium payments and contract value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the contract value allocated to the three investment options back to the original allocation percentages in each investment option.

  .  Franklin Flex Cap Growth Securities Fund - 34%

  .  Mutual Shares Securities Fund - 33%

  .  Templeton Growth Securities Fund - 33%

..  Phoenix-Ibbotson Strategic Asset Allocation
  PHL Variable and Ibbotson Associates have developed five asset allocation options, each comprised of selected combinations of investment options. The asset allocation options approved for use are:
  . Conservative Portfolio which seeks conservation of capital and has a portfolio allocation more heavily weighted in fixed income investments than in equities.

  . Moderately Conservative Portfolio which primarily seeks current income, with capital growth as a secondary objective, and has a portfolio allocation of approximately equal weightings in equities and fixed income investments.

  . Moderate Portfolio which seeks long-term capital growth and current income with emphasis on current growth, and has a portfolio allocation more heavily weighted in equities than in fixed income investments.

  . Moderately Aggressive Portfolio which seeks long-term capital growth with current income as a secondary objective, and has more than three-quarters of the portfolio in equities and less than one quarter in fixed income investments

  . Aggressive Portfolio which seeks long-term capital growth and is invested primarily in equities.

  On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (contract value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. On an annual basis, we will reallocate the contract value allocated to the investment options included in the program so that, following this reallocation, the percentage in each investment option equals the percentage originally used for the program. We will make this reallocation effective on the valuation date immediately preceding each anniversary of your contract date for as long as the asset allocation program is in effect for your contract. You should consult with your registered representative for the most current information on this program and the options within the program.

.. Phoenix Dynamic Asset Allocation Series
  The Phoenix Dynamic Asset Allocation Series are "funds of funds" that invest in other mutual funds based on certain target percentages. The series were designed on established principles of asset allocation and are intended to provide various levels of potential total return at various levels of risk. Asset allocations are updated quarterly, or more often, depending on changes in the economy or markets. Each option is rebalanced regularly to the most recent allocations. The options approved for use are:

  .  Phoenix Dynamic Asset Allocation Series: Moderate

  .  Phoenix Dynamic Asset Allocation Series: Moderate Growth

  .  Phoenix Dynamic Asset Allocation Series: Growth

  .  Phoenix Dynamic Asset Allocation Series: Aggressive Growth

  If you should elect any of the programs listed below, transfers made under these programs will not reduce the 12 transfers per year limit under this contract.

Asset Rebalancing Program
  The Asset Rebalancing Program allows you to specify the percentage levels you would like to maintain among the investment options. Asset Rebalancing does not permit transfers to or from the GIA or the MVA. We will automatically rebalance contract values among the investment options to maintain your selected allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. You may start or discontinue this program at any time by submitting a written request or calling

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our Annuity Operations Division. The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. Except as described below, the Asset Rebalancing Program is not available while the Dollar Cost Averaging Program is in effect.

Dollar Cost Averaging Program
(Reminder that Premium Enhancements are included in the DCA calculations.)

  The Dollar Cost Averaging Program allows you to systematically transfer a set amount to the investment options or GIA on a monthly, quarterly, semiannual or annual basis. Generally, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semiannually or $300 annually. Also, premium payments of $1,000,000 or more require our approval before we will accept them for processing. You must have an initial value of $2,000 in the GIA or in the investment option from which funds will be transferred (sending investment option), and if the value in that investment option or the GIA drops below the amount to be transferred, the entire remaining balance will be transferred and no more systematic transfers will be processed. Values may be transferred from only one sending investment option or from the GIA but may be allocated to multiple receiving investment options. Under the Dollar Cost Averaging Program, you may transfer approximately equal amounts from the GIA over a period of 6 months or more. Transfers under the Dollar Cost Averaging Program are not subject to the general restrictions on transfers from the GIA. This program is not available for the MVA. There is no charge for participating in this program.

  Upon completion of the Dollar Cost Averaging Program, you must notify us at 800/541-0171 or in writing to our Annuity Operations Division to start another Dollar Cost Averaging Program.

  All transfers under the Dollar Cost Averaging Program will be executed on the basis of values as of the first of the month rather than on the basis of values next determined after receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding Valuation Date.

  Except as described below, the Dollar Cost Averaging Program is not available to individuals who invest via a bank draft program or while the Asset Rebalancing Program is in effect.

  The Dollar Cost Averaging Program does not ensure a profit nor guarantee against a loss in a declining market.

  Transfers to the GIA under the Dollar Cost Averaging Program are subject to the Maximum GIA Percentage.

  We may at different times offer additional or multiple Dollar Cost Averaging Programs, such as an Enhanced Dollar Cost Averaging Program. If elected, an Enhanced Dollar Cost Averaging Program would entitle you to an enhanced GIA interest rate for value, less applicable contract charges, allocated to the GIA (Net Value) for a specified period of time.

  You may cancel an Enhanced Dollar Cost Averaging Program at any time. Choosing to cancel an Enhanced Dollar Cost Averaging Program prior to the end of your chosen program period will not change the enhanced GIA interest rate you are being credited.

  In the event of an early cancellation the enhanced GIA rate will only be applied to the Net Value allocated to your program from the start date of your program to your cancellation date. The cancellation date is the valuation date we receive your cancellation request in good order at our Annuity Operations Division.

  After the cancellation date, you may transfer the Net Value that was invested in the Enhanced Dollar Cost Averaging Program from the GIA to the investment options without being subject to the Maximum GIA Percentage.

  We reserve the right to modify, suspend, or terminate any Dollar Cost Averaging Program we offer.

Use of Dollar Cost Averaging with Asset Rebalancing and Allocation Programs
  If you elect to participate in the Franklin Templeton Perspectives Allocation Model, Franklin Templeton Founding Investment Strategy, or the Phoenix-Ibbotson Strategic Asset Allocation Program then you may also elect to participate in the following programs:

   1.Dollar Cost Averaging or Enhanced Dollar Cost Averaging; and

   2.Asset Rebalancing with monthly rebalancing in the Franklin Templeton
     Perspectives Allocation Model or the Franklin Templeton Founding Investment Strategy, or Asset Rebalancing with annual rebalancing in the Phoenix-Ibbotson Strategic Asset Allocation Program.

  If you elect both the Enhanced Dollar Cost Averaging and the Asset Rebalancing Program, your entire dollar cost averaging transfer amount must be allocated to the Allocation Program in effect for your policy.

Interest Investment Program
  We may at different times offer an Interest Investment program. Under this program, interest earned on premium allocated to the GIA will automatically be transferred out to any of the investment options under the separate account.

  You may elect to transfer interest earned on premium allocated to the GIA on a monthly, quarterly, semiannual or annual basis. The amount that we transfer under the program will be based on the interest earned for the period you elect. We will process the automatic transfers on the first day of the month for the period that applies following our receipt of your transfer request. Should the first day of the applicable month fall on a holiday or weekend, we will process the transfer on the next business day.

  You must have a value of $10,000 in the GIA at all times to keep this program in effect. If the value in the GIA drops below $10,000 for any reason, then no more automatic transfers will be processed under the program. To start or stop the Interest Investment Program, you must notify us at 800/541-0171 or send a written request to our Annuity Operations Division.

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  Transfers under the Interest Investment Program are not subject to the general restrictions on transfers from the GIA.

  The Interest Investment Program is not available to individuals who invest via a bank draft program or while the Dollar Cost Averaging Program or Asset Rebalancing Program is in effect.

  The Interest Investment Program does not ensure a profit nor guarantee against a loss in a declining market. There is no charge associated with participating in this program.

Systematic Withdrawal Program
  Prior to the Maturity Date, you may partially withdraw amounts automatically on a monthly, quarterly, semiannual or annual basis under the Systematic Withdrawal Program. You may withdraw a specified dollar amount or a specified percentage. The withdrawals are taken from the Contract Value with each investment option, MVA and GIA bearing a pro rata share. Withdrawals from the MVA may be subject to a market value adjustment.

  The minimum withdrawal amount is $100. Withdrawals will be processed on each monthly contract anniversary and any applicable surrender charges, Premium Enhancement Recapture Charges, market value adjustment, and taxes will be applied.

  You may start or terminate this program by sending written instructions to our Annuity Operations Division. This program is not available on or after the Maturity Date. There is no charge for participating in this program.

Optional Benefits
  For an additional charge, you may elect one of the optional benefits described below. Generally you must elect a benefit on the Contract Date unless otherwise stated. If we allow you to elect a benefit after the Contract Date, the effective date of the benefit will be the next contract anniversary immediately following your election. Some benefit elections are irrevocable; others can be cancelled at any time after the Contract Date.

  Your ability to elect one of the optional benefits may be restricted by minimum and maximum issue age requirements, ownership and beneficiary limitations, and is subject to state availability and regulation. More details are included in the form of a rider to your Contract if any of these benefits are chosen.

  If you decide to elect any of the optional benefits you should carefully review their provisions to be sure the benefit is something that you want. You may wish to review these with your financial advisor.

Guaranteed Minimum Accumulation Benefit (GMAB)
  The GMAB provides a guaranteed minimum return if funds remain invested according to a designated asset allocation model for a ten-year term. Currently, we only allow you to elect this rider on the Contract Date. This rider may be terminated at any time by request.

  A fee for this benefit is deducted on each contract anniversary during the term of the benefit. See "Deductions and Charges" above.

  The benefit is available if each owner and Annuitant are less than 81 years old on the date that this rider is added to the Contract (the "rider date").

  The GMAB is available only if you allocate your premiums to an approved asset allocation or strategic program, and if you remain fully invested in the program for the term of the benefit. See "Asset Allocation and Strategic Programs" above.

Guaranteed Amount
  The guaranteed amount is equal to the guaranteed amount base multiplied by Guaranteed Amount Factor 1. The guaranteed amount base is equal to (A) plus
(B) minus (C), where:

   A =the Contract Value on the rider date.

   B =100% of each subsequent premium payment paid to the contract during the first year of the 10-year period beginning on the rider date (the "term").

   C =pro rata adjustment for withdrawals from the contract during the term.
      The adjustment for each withdrawal is calculated by multiplying the guaranteed amount base prior to the withdrawal by the ratio of the amount withdrawn (including any applicable withdrawal fees) to the Contract Value immediately prior to the withdrawal.

  Currently, Guaranteed Amount Factors 1 and 2 are equal to 1.00.

Additional Amount
  If on the last day of the term:

.. the Contract Value is less than the guaranteed amount base, we will add an additional amount to the Contract Value equal to the difference between the Contract Value and the guaranteed amount.

.. the Contract Value is greater than or equal to the guaranteed amount base, we will add an additional amount to the Contract Value equal to the guaranteed amount base multiplied by the difference between the Guaranteed Amount Factor 2 and 1.00.

.. the contract annuitizes, the death of an owner or Annuitant occurs or a full surrender is made, the Contract Value will reflect any additional amount prior to the payment of any annuity, death or full surrender benefits. Note: no additional amount will be paid if any of the above occurs prior to the end of the term.

  If on any day following the rider date, any portion of the Contract Value is no longer invested according to an asset allocation or strategic program established and maintained by us for this benefit, the benefit will terminate and no additional amount will be added to the Contract Value.

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Benefit Termination
  This benefit will terminate at the end of the term or upon the occurrence of any of the following:

.. the date that any portion of the Contract Value is not invested according to an asset allocation or strategic program established and maintained by us for the benefit;

..  the date that a full surrender is made;

.. the date of the first death of an owner unless the surviving spouse elects spousal continuation of the contract and benefit;

..  the date that annuity payments commence; or

..  the date that the contract terminates.

  If the benefit terminates for any of the above reasons prior to the end of the term, an additional amount will not be paid.

Guaranteed Minimum Income Benefit (GMIB)
  This optional rider provides a benefit that guarantees minimum monthly fixed annuity payments. The minimum monthly fixed annuity payment amount is calculated by multiplying the guaranteed annuitization value by the Annuity Payment Option rate for the Annuity Payment Option selected under the rider.

  The benefit provided by this rider will not be available until the later of 7 years after the rider is added to the contract ("rider date") or the contract anniversary following the older Annuitant's 60/th/ birthday. For example, if you were age 40 when you bought the contract with the rider, the earliest you could exercise the benefit under the rider would be when you reached age 60. While the benefit is available, you can only exercise it, upon written notice, within 30 days following any contract anniversary. This benefit will not be available 30 days after the contract anniversary following the older Annuitant's 90/th/ birthday.

  A fee for this benefit is deducted on each contract anniversary only if the benefit is selected. See "Deductions and Charges" above. Once your benefit is exercised, the fee will no longer be deducted. Currently, we only allow you to elect this rider on the Contract Date, but reserve the option to remove this restriction in the future. Election of this benefit rider is irrevocable. You should consult with a qualified financial advisor before you make your decision.

Guaranteed Annuitization Value
  On and before the contract anniversary following the older Annuitant's 80/th/ birthday, the guaranteed annuitization value shall be equal to the lesser of
(i) the sum of (A plus B) minus (C plus D), or (ii) 200% of all premium payments minus the sum of the guaranteed annuitization value reductions and any tax that may be due, where:

   A =the Contract Value on the rider date accumulated at an effective annual rate (as determined below in the provision entitled "Effective Annual Rate") starting on the rider date and ending on the date the guaranteed annuitization value is calculated.

   B =the sum of premium payments made after rider date minus any taxes paid, accumulated at an effective annual rate starting on the date each premium payment is applied to the contract and ending on the date the guaranteed annuitization value is calculated.

   C =the sum of the guaranteed annuitization value reductions, accumulated at an effective annual rate starting on the date each withdrawal occurs and ending on the date the guaranteed annuitization value is calculated.

   D =any tax that may be due.

  After the contract anniversary following the older Annuitant's 80/th/ birthday, the guaranteed annuitization value shall equal the lesser of (i) (A plus B) minus (C plus D), or (ii) 200% of all premium payments minus the sum of the guaranteed annuitization value reductions and any tax that may be due, where:

   A =the guaranteed annuitization value on the contract anniversary following the older Annuitant's 80th birthday.

   B =the sum of premium payments made after the contract anniversary following the older Annuitant's 80th birthday.

   C =the sum of the guaranteed annuitization value reductions determined for withdrawals occurring after the contract anniversary following the older Annuitant's 80th birthday.

   D =any tax that may be due.

Guaranteed Annuitization Value Reduction
  A Guaranteed Annuitization Value Reduction is an amount determined for each withdrawal that occurs on or after initial election of the GMIB rider. In summary, if withdrawals in a rider year do not exceed a maximum annual amount, then the Guaranteed Annuitization Value Reduction for those withdrawals is equal to the sum of the withdrawals. To the extent that withdrawals in a rider year exceed a maximum annual amount, then the Guaranteed Annuitization Value Reduction for those excess withdrawals will reduce the Guaranteed Annuitization Value by the ratio of each withdrawal to the Contract Value prior to the withdrawal. On each rider anniversary, a maximum annual amount is calculated equal to the effective annual rate on the rider anniversary multiplied by the Guaranteed Annuitization Value on the rider anniversary. The maximum annual amount during the first rider year is equal to 5% multiplied by the Contract Value on the rider date. Withdrawals during a rider year will reduce the maximum annual amount by the same amount that your Contract Value is reduced as a result of the withdrawal.

  The Guaranteed Annuitization Value Reduction is equal to the sum of A and B where:

   A =the lesser of the remaining maximum annual amount (prior to the withdrawal) and the withdrawal amount; and

   B =(a) multiplied by (b), where:
    (a) =the Guaranteed Annuitization Value immediately prior to the withdrawal less the value determined in "A" above;

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    (b) =1 minus the result of (c) divided by (d), where:
    (c) =the Contract Value after the withdrawal, and
    (d) =the Contract Value before the withdrawal less the value determined in "A" above.

Effective Annual Rate
  On the rider date, we will set the effective annual rate of accumulation to 5%. After the first contract year, this rate may be adjusted based on the value of the Guaranteed Interest Account (GIA) in relation to the total Contract Value as described below.

  After the first contract year, we will reset the effective annual rate to 0% if the value of the GIA is greater than 40% of the total Contract Value on any of the following dates:

1.each date we process a premium payment.
2.each date we process a transfer.
3.each date we process a withdrawal.

  Subsequently, we will raise the effective annual rate to 5% if the current effective annual rate is equal to 0% and the value of the GIA is less than or equal to 40% of the total Contract Value on any of the following dates:

1.each date we process a premium payment.
2.each date we process a transfer.
3.each date we process a withdrawal.
4.each rider anniversary.

Termination of This Rider
  You may not terminate this rider by request. This rider will terminate on the first of any of the following events to occur:

1.the 30/th/ day following the last contract anniversary that occurs after the older Annuitant's 90/th/ birthday;

2.the termination of the contract to which this rider is attached;

3.the date a death benefit becomes payable under the contract to which this rider is attached;

4.the date annuity payments commence under the contract to which this rider is attached; and

5.the death of the last surviving Annuitant or Joint Annuitant named under this rider.

GMIB Annuity Payment Options
  Under this rider, you may only elect one of the following Annuity Payment
Options:

  GMIB Option A -- Life Annuity with Specified Period Certain: a fixed annuity payable monthly while the Annuitant named under this rider is living or, if later, until the end of the specified period certain. The period certain may be specified as 5, 10 or 20 years. The period certain must be specified on the date the benefit is exercised. If the Annuitant dies prior to the end of the period certain, the remaining period certain annuity payments will continue. No monthly payment, death benefit or refund is payable if any Annuitant dies after the end of the period certain. This option is not available if the life expectancy of the Annuitant is less than the period certain on the date the benefit is exercised.

  GMIB Option B -- Non-Refund Life Annuity: a fixed annuity payable monthly while any Annuitant named under this rider is living. No monthly payment, death benefit or refund is payable after the death of the Annuitant.

  GMIB Option D -- Joint and Survivorship Life Annuity: a fixed annuity payable monthly while either the Annuitant or joint Annuitant named under this rider is living. This option is only available if the Annuitant and Joint Annuitant named under this rider are both alive on the date the benefit is exercised. No monthly payment, death benefit or refund is payable after the death of the surviving Annuitant.

  GMIB Option F -- Joint and Survivorship Life Annuity with 10-Year Period
Certain: a fixed annuity payable monthly while either the Annuitant or Joint Annuitant named under this rider is living, or if later, the end of 10 years. This option is only available if the Annuitant and Joint Annuitant named under this rider are both alive on the date the benefit is exercised. If the surviving Annuitant dies prior to the end of the 10-year period certain, the remaining period certain annuity payments will continue. No monthly payment, death benefit or refund is payable if the surviving Annuitant dies after the end of the 10-year period certain. This option is not available if the life expectancy of the older Annuitant is less than 10 years on the date the benefit is exercised.

Payment Upon Death After Maturity Date
  If an owner dies on or after the Maturity Date and there is no surviving owner, any remaining certain period annuity payments will be paid to the beneficiary under the Annuity Payment Option in effect on the date of death. Generally, payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death.

  If the Annuitant and Joint Annuitant, if any, die and are survived by any owner, any remaining certain period annuity payments will be paid to such owner. Payments will continue under the Annuity Payment Option in effect at the date of death and may not be deferred or otherwise extended. For contracts issued outside of an Individual Retirement Account/Annuity or a qualified plan, the payments to the beneficiary must be made at least as rapidly as the payments were being made to the owner.

                   Important Information regarding the GMIB
   While the GMIB does provide guaranteed minimum fixed annuity payments, it may not be appropriate for all investors and should be understood completely before you elect it.

.. The GMIB does not provide Contract Value or in any way guarantee the investment performance of any investment option available under the contract.

..  The GMIB is irrevocable once elected.

.. You may not change any Annuitant or Joint Annuitant while the GMIB is in effect.

.. The GMIB does not restrict or limit your right to annuitize at other times permitted under the contract, but doing so will terminate the GMIB.

.. You should consult with a qualified financial advisor if you are considering the GMIB.

.. The GMIB is only available if approved in your state and if we offer it for use with the contract.

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Surrender of Contract and Withdrawals
  If the owner is living, amounts held under the contract may be withdrawn in whole or in part prior to the Maturity Date, or after the Maturity Date under Variable Annuity Payment Options K or L. Prior to the Maturity Date, you may withdraw, free of any surrender charges, premium payments that have not previously been withdrawn and are no longer subject to a surrender charge or a Premium Enhancement Recapture Charge. You may also withdraw, without the imposition of a surrender charge, during each contract year following the contract anniversary, the Free Withdrawal Amount. A signed written request for withdrawal must be sent to our Annuity Operations Division. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes."

  The appropriate number of Accumulation Units of an investment option will be redeemed at their value next determined after the receipt by our Annuity Operations Division of a written notice in a form satisfactory to us. Accumulation Units redeemed in a withdrawal from multiple investment options will be redeemed on a pro rata basis unless you designate otherwise. Contract Values in the GIA or MVA will also be withdrawn on a pro rata basis unless you designate otherwise. Withdrawals from the MVA may be subject to the market value adjustment. See the MVA prospectus. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Payment Deferral." There may be adverse tax consequences to certain surrenders and partial withdrawals. See "Surrenders or Withdrawals Prior to the Contract Maturity Date." Certain restrictions on redemptions are imposed on contracts used in connection with Internal Revenue Code
Section 403(b) plans. Although loans are available under 403(b) plans only, certain limitations may apply. See "Qualified Plans--Tax Sheltered Annuities." A deduction for surrender charges may be imposed on partial withdrawals from, and complete surrender of, a contract. See "Surrender Charges." Any surrender charge imposed is deducted from amounts withdrawn. The surrender charge is calculated on a first-in, first-out basis. In other words, we calculate your surrender charge by assuming your withdrawal is applied to premium payments in the order your premium payments were received. Requests for partial withdrawals or full surrenders should be mailed to our Annuity Operations Division.

Contract Termination
  The contract will terminate without value, if on any valuation date the Contract Value is zero, unless you meet the terms and conditions of the riders. PHL Variable will notify you in writing that the contract has terminated.

Payment Upon Death Before Maturity Date

When is the Death Benefit Payable?
  A death benefit is payable when the owner (or primary Annuitant when the contract is owned by a non-natural person) dies. If there is more than one owner, a death benefit is payable upon the first owner to die.

Who Receives Payment?

..  Death of an Owner/Annuitant
  If the owner/annuitant dies before the contract Maturity Date, the death benefit will be paid to the owner/annuitant's beneficiary. If the spouse is the beneficiary, see "Spousal Beneficiary Contract Continuance."

..  Death of an Owner--Multiple Owners
  If one of the owners dies prior to the Maturity Date, the death benefit will be paid to the surviving owner(s), if any, who will be deemed to be the designated beneficiary(s).

..  Death of an Annuitant who is not the Owner
  If the owner and the Annuitant are not the same individual and the Annuitant dies prior to the Maturity Date, the owner becomes the Annuitant and the contract continues, unless the owner appoints a new Annuitant. If a Joint Annuitant dies prior to the Maturity Date, the owner may appoint a new Joint Annuitant. The death of the Annuitant or Joint Annuitant will not cause the death benefit to be paid.

..  Death of Owner who is not the Annuitant
  If the owner who is not the annuitant dies before the contract maturity date, the death benefit will be paid under the contract to the owner's beneficiary, unless the beneficiary is the spouse. The survival of the annuitant does not affect this payment. If the spouse is the beneficiary, see "Spousal Beneficiary Contract Continuance."

..  Spousal Beneficiary Contract Continuance
  If the owner/annuitant or owner non-annuitant dies and the spouse of the owner is the named contract beneficiary, the spousal beneficiary can continue the contract as the new owner. This election is allowed only prior to the Maturity Date and can be elected only one time. When the spouse elects to continue the contract, the death benefit that the spouse is entitled to receive will become the new Contract Value for the continued contract and the current death benefit option will remain in effect.

..  Ownership of the Contract by a Non-Natural Person
  If the owner is not an individual, and the primary Annuitant dies before the Maturity Date, we will pay the death benefit to the owner. If a Joint Annuitant dies before the Maturity Date, a death benefit is not paid. The owner may appoint a new Joint Annuitant.

..  Compliance with the Internal Revenue Code
  In all events, the death of the owner will result in distributions in accord with section 72(s) of the Internal Revenue Code for nonqualified contracts and section 401(a)(9) for IRA and qualified plan contracts.

..  What is the Death Benefit Amount?
  The owner shall elect any of the available Death Benefit Options at the time of the initial premium payment. If no option is elected, Death Benefit Option 1 will apply. If we grant your request to change ownership, Death Benefit Option 1 shall apply, unless we agree otherwise.

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

..  Change of Death Benefit Option
  After the contract is issued, you may not change your Death Benefit Option.

..  Death Benefit Option 1--Return of Premium
  Upon the death of the owner (or if there is more than one owner, on the death of the owner who dies first), the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below) and less any Premium Enhancements; or
     b) the Contract Value on the Claim Date.

..  Death Benefit Option 2--Annual Step-Up
  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue.

  Upon the death of the owner who has not attained age 81, the death benefit is the greatest of:

     a) the sum of all premium payments, less adjusted partial withdrawals (as defined below) and Premium Enhancements; or
     b) the Contract Value next determined following receipt of a certified copy of the death certificate at our Annuity Operations Division; or
     c) the annual step-up amount (as defined below).

  Upon the death of the owner who has attained age 81, the death benefit is the greater of:

     a) the death benefit amount at the end of the contract year prior to the owner attaining age 81, plus the sum of all premium payments less adjusted partial withdrawals (as defined below) made since the end of the contract year prior to the owner attaining age 81 and less any Premium Enhancements; or
     b) the Contract Value on the Claim Date.

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 2, the death benefit will be calculated using the surviving spouse's attained age.

..  Death Benefit Option 3--Earnings Enhancement Benefit
  The availability of this option is subject to state approval.

  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue. This option is available only for owners less than age 76 on the Contract Date.

  Upon the death of the owner who has not attained age 70 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below) and less any Premium Enhancements; or
     b) the Contract Value on the Claim Date plus 40% of the relief amount (as defined below).

  Upon death of the owner who has attained age 70, but is less than 76 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below) and less any Premium Enhancements; or
     b) the Contract Value on the Claim Date plus 25% of the relief amount (as defined below).

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 3, the death benefit will be calculated using the surviving spouse's attained age. The spouse's attained age at the death of the deceased owner will be used to determine the percentage of Relief Amount, if any.

..  Death Benefit Option 4--Greater of Annual Step-Up or Annual Roll-Up
  The availability of this option is subject to state approval.

  This death benefit is based on the age of the owner. If there is more than one owner, it is based upon the age of the eldest owner at issue. This option is available only for owners less than age 81 on the Contract Date.

  Upon the death of the owner who has not attained age 81 on the Contract Date, the death benefit is the greater of:

     a) the sum of all of premium payments, less adjusted partial withdrawals (as defined below) and less any Premium Enhancements; or
     b) the Contract Value on the Claim Date; or
     c) the Annual Step-up Amount (as defined below) on the Claim Date; and
     d) the Annual Roll-up Amount (as defined below) on the Claim Date.

  On the contract anniversary following the oldest owner's attained age 81, the death benefit is the greater of:

     a) the death benefit calculated at the end of the contract year prior to the oldest owner's attained age 81, plus the sum of all premium payments, less adjusted partial withdrawals (as defined below) and less any Premium Enhancements; and
     b) the Contract Value on the Claim Date.

  If the owner is not an individual, the age of the primary Annuitant will be used to calculate the death benefit amount. If the spouse elects to continue the contract under Death Benefit Option 4, the death benefit will be calculated using the surviving spouse's attained age.

  Adjusted Partial Withdrawals: The result of multiplying the ratio of the amount of the withdrawal to the Contract Value and the death benefit (prior to the withdrawal) on the withdrawal date.

  Annual Roll-Up Amount: In the first contract year the Annual Roll-up Amount is equal to the sum of all premium payments, less adjusted partial withdrawals At the

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

  beginning of the second contract year or any subsequent contract year, the Annual Roll-up Amount is equal to the Annual Roll-up Amount at the end of the previous contract year multiplied by a factor of 1.05, plus 100% of premium payments, less Adjusted Partial Withdrawals made since the end of the previous contract year. The Annual Roll-up Amount may not exceed 200% of total premium payments less Adjusted Partial Withdrawals.

  Annual Step-up Amount: In the first contract year the Annual Step-Up Amount is equal to the sum of all premium payments less adjusted partial withdrawals. After that, in any following contract year the Annual Step-Up Amount equals the greater of (1) the Annual Step-Up amount at the end of the prior contract year, plus any premium payments made since the end of the prior contract year, less any adjusted partial withdrawals made since the end of the prior year; or (2) the Contract Value.

  Modified Premium Payments: Modified Premium Payments equal the sum of all premium payments made less any withdrawals of premiums. If there are no withdrawals or the withdrawal does not exceed the difference between the Contract Value and cumulative premiums made, the value is zero.

  Relief Amount: the Relief Amount is equal to the Contract Value less modified premium payments, not to exceed the following maximum amount:

  . When the age of the eldest owner on the Contract Date is less than 70, the maximum relief amount equals 200% multiplied by:

     1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus
     2) the sum of premium payments (made during the prior 12 months of the death benefit calculation date).
  . When the eldest owner on the Contract Date has attained age 70 but has not attained age 76, the maximum relief amount equals 100% multiplied by:

     1) the sum of modified premium payments (made prior to the date of the death benefit calculation) minus
     2) the sum of premium payments (made during the 12 months prior to the death benefit calculation date).

  Death benefit proceeds will be payable in a single lump sum, and you should know that we offer the Phoenix Concierge Account ("PCA") as the default method of payment for all death claims greater or equal to $5,000 when the beneficiary is an individual, trust or estate. The PCA is generally not offered to corporations or similar entities. The PCA is an interest bearing checking account that is made available to beneficiaries in lieu of a single check.

  The PCA is not insured by the FDIC, NSUSIF, or any other state or federal agency which insures deposits. The guarantee of principal is based on the claims-paying ability of the company. Also, if the recipient chooses, death benefit proceeds will be payable in the form of an annuity option. Any such annuity option is subject to all restrictions (including minimum amount requirements) as are other annuities under this contract. In addition, there may be legal requirements that limit the recipient's annuity options and the timing of payments. See "Distributions at Death" under "Federal Income Taxes." A recipient should consult a qualified tax adviser before electing to receive an annuity.

  Depending upon state law, the amounts paid to the owner may avoid probate and the death benefit may be reduced by any tax due. For more information, see "Tax." and "Distribution at Death" under "Federal Income Taxes." We reserve the right to discontinue offering any one of the available Death Benefit Options in the future.

Internet, Interactive Voice Response and Telephone Transfers
================================================================================

  You may transfer your Contract Value among the available investment options and make changes to your premium payment allocations by Internet, Interactive Voice Response ("IVR") or telephone. The Company may discontinue any of these options and may provide other options at any time.

  PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions on tape. You will receive written confirmation of all transfers. PHL Variable and PEPCO may be liable for following unauthorized instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

  We may modify or terminate your transfer and allocation privileges. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

  Prior to the Maturity Date of your contract, you may elect to transfer all or any part of the Contract Value among one or more investment options, the GIA or MVA subject to the limitations established for the GIA and MVA. A transfer from an investment option will result in the redemption of Accumulation Units and, if another investment option is selected, in the purchase of Accumulation Units. The exchange will be based on the values of the Accumulation Units next determined after the receipt by our Annuity Operations Division of notice of election in a form satisfactory to us. A transfer among investment options, the GIA or MVA does not automatically change the premium payment allocation schedule of your contract.

  You may also request transfers and changes in premium payment allocations among available investment options, the GIA or MVA by Internet, Interactive Voice Response and telephone by calling us at 800/541-0171 between the hours of

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

8:30 a.m. and 4:00 p.m. Eastern Time on any Valuation Date, or by writing to the address listed on the first page of this prospectus. You may permit your registered representative to submit transfer requests on your behalf. We will employ reasonable procedures to confirm that transfer instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All transfers and allocation changes will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following transfer instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These transfer and allocation change privileges may be modified or terminated at any time on a case-by-case basis. In particular, during times of extreme market volatility, transfer privileges may be difficult to exercise. In such cases you should submit written instructions.

  Unless we otherwise agree or unless the Dollar Cost Averaging Program has been elected, (see below), you may make only one transfer per contract year from the GIA. Nonsystematic transfers from the GIA and MVA will be made on the date of receipt by our Annuity Operations Division except as you may otherwise request. For nonsystematic transfers, the amount that may be transferred from the GIA at any one time cannot exceed the greatest of $1,000 or 25% of the Contract Value in the GIA at the time of transfer. For nonsystematic transfers from the MVA, the market value adjustment may be applied. See the MVA prospectus for more information.

  No surrender charge will be assessed when a transfer is made. The date a premium payment was originally credited for the purpose of calculating the surrender charge will remain the same. Currently, 12 transfers are permitted from the investment options and one transfer from the GIA; however, we reserve the right to change our policy to limit the number of transfers made during each contract year if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners. There are additional restrictions on transfers from the GIA as described above and in the section titled, "GIA." See the MVA prospectus for information regarding transfers from the MVA.

  Transfers to the GIA are not permitted during the first Contract Year. After the first Contract Year, a transfer into the GIA will not be permitted if such transfer would cause the percentage of the Contract Value in the GIA to exceed the Maximum GIA Percentage shown on the schedule page.

Market Timing and Other Disruptive Trading
--------------------------------------------------------------------------------

  We discourage market timing activity, frequent transfers of contract value among investment options and other activity determined to be "Disruptive Trading", as described below. Your ability to make transfers among investment options under the contract is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes "Disruptive Trading" that may disadvantage or potentially harm the rights or interests of other contract owners.

  "Disruptive Trading" includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

.. dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

.. an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

..  increased brokerage and administrative expenses.

  To protect our contract owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

  Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your contract, we may (but are not obligated to):

.. limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

.. restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our Service Center by first class U.S. mail and/or rescind telephone, internet, IVR or fax transfer privileges),

.. require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

.. impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

..  impose other limitations or restrictions.

  Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a contract owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence

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

of the same individual or entity. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

  Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.

  Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner's right to make Internet and IVR transfers. We will notify contract owners in writing (by mail to their address of record on file with us) if we limit their trading.

  We have adopted these policies and procedures as a preventative measure to protect all contract owners from the potential affects of Disruptive Trading, while recognizing the need for contract holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other contract owners.

  We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

  We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a contract owner's Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some contract owners may be treated differently than others, resulting in the risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.

  Orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. Phoenix has entered into information sharing agreements with the underlying funds of this variable product as required by Rule 22c-2 under the Investment Company Act of 1940. The purpose of the information sharing is to provide information to the underlying funds so that they can monitor, warn, and restrict policyholders who may be engaging in disruptive trading practices as determined by the underlying funds. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason. We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement.

  We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.

The Annuity Period
--------------------------------------------------------------------------------

  The annuity period begins after the accumulation period of the contract, when annuity payments are made to you.

Annuity Payments
  Annuity payments will begin on the contract's Maturity Date if the owner is alive and the contract is still in force. Beginning on the Maturity Date, investment in the Separate Account is continued unless a Fixed Payment Annuity is selected. Surrender charges will also be waived when you begin taking annuity payments, provided your contract has been in effect for five years. If you have not selected an Annuity Payment Option by the Maturity Date, the default is Annuity Payment Option I--Variable Life Annuity with 10-Year Period Certain. For more information, see "Annuity Payment Options."

  If the amount to be applied on the Maturity Date is less than $2,000, we may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an Annuity Payment Option would be less than $20, we may make a single sum payment equal to the total Contract Value on the date the initial annuity payment would be payable, or make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

  Your contract specifies a Maturity Date at the time of its issuance. However, you may subsequently elect a different Maturity Date. The Maturity Date may not be earlier than the fifth contract anniversary. The latest Maturity Date is the contract anniversary nearest the Annuitant's 95/th/ birthday or ten years from the Contract Date, unless agreed otherwise. Generally, under qualified plans and Individual Retirement Annuities ("IRA"), distributions from the contract should begin no later than April 1/st/ of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to IRAs. Distributions can be made through maturity of the contract or by periodic withdrawals.

  The Maturity Date election must be made by written notice and must be received by our Annuity Operations Division 30 days before the default Maturity Date. The default Maturity Date will be no later than the younger Annuitant's 95/th/ birthday or ten years from the Contract Date. Particular care should be

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

taken in electing the Maturity Date of a contract issued under a Tax Sheltered Annuity (TSA), a Keogh Plan or an IRA plan. For more information, see "Tax Sheltered Annuities," "Keogh Plans" and "Individual Retirement Accounts."

Annuity Payment Options
  Unless an alternative Annuity Payment Option is elected on or before the Maturity Date, the amounts held under a contract on the Maturity Date will be applied to provide a Variable Life Annuity with 10-Year Period Certain (Option
I) as described below. Instead of Option I, you may, by sending a written request to our Annuity Operations Division on or before the Maturity Date of the contract, elect any of the other Annuity Payment Options described below. After the first annuity payment, you may not change the elected Annuity Payment Option. No surrender charge will be assessed under any Annuity Payment Option, unless unscheduled withdrawals are made under Variable Annuity Payment Options K or L. The MVA will apply to any amounts held in the MVA that we applied to any Annuity Payment Option. See the MVA prospectus for more information.

  With the exception of the Fixed Annuity Payment Options and Annuity Payment Option L, each annuity payment will be based upon the value of the annuity units credited to the contract. The number of annuity units in each investment option to be credited is based on the value of the Accumulation Units in that investment option and the applicable annuity payment rate. The contract is issued with guaranteed minimum annuity payment rates, however, if the current rate is higher, we'll apply the higher rate. The annuity payment rate differs according to the Annuity Payment Option selected and the age of the Annuitant(s). The annuity payment rate is applied and will determine all annuity payments for the fixed Annuity Payment Options and the first annuity payment for the variable Annuity Payment Options. The value of the annuity units will vary with the investment performance of each investment option to which annuity units are credited.

  The initial annuity payment will be calculated based on an assumed investment return of 4.5% per year. This rate is a fulcrum return around which variable annuity payments will vary to reflect whether actual investment experience of the investment option is better or worse than the assumed investment return. The assumed investment return is set at the time of your first annuity payment. If investment performance is higher than the assumed investment return, your subsequent annuity payments will be larger than your first annuity payment. However, if investment performance is lower than the assumed investment rate, your subsequent annuity payments will be less than the first annuity payment. If the assumed and actual investment performances are the same, your annuity payments will be level. The assumed investment return and the calculation of variable annuity payments for a 10-year period certain variable payment life annuity and for Annuity Payment Options J and K described below are described in more detail in the contract and in the SAI.

  The level of annuity payments payable under the following Annuity Payment Options is based upon the option selected. In addition, factors such as the age at which annuity payments begin, the form of annuity, annuity payment rates, assumed investment rate (for variable annuity payments) and the frequency of annuity payments will affect the level of annuity payments. The longer the duration and more frequent the payments, the lower the annuity payment amount.

  The assumed investment rate is 4.5% per year. We use this rate to determine the first annuity payment under Variable Annuity Payment Options I, J, K, M and
N. Under Option L, We determine the amount of the annual distribution by dividing the amount of Contract Value as of the payment calculation date by the life expectancy of the Annuitant or the joint life expectancy of the Annuitant and Joint Annuitant at that time.

  We deduct a daily charge for mortality and expense risks and a daily administrative fee from Contract Values held in the investment options. For more information, see "Charges For Mortality and Expense Risks" and "Charges for Administrative Services." Therefore, electing Option K will result in a deduction being made even though we assume no mortality risk under that option.

  The following are descriptions of the Annuity Payment Options available under a contract. These descriptions should allow you to understand the basic differences between the options, however, you should contact our Annuity Operations Division well in advance of the date you wish to elect an option to obtain estimates of annuity payments under each option.

Option A--Life Annuity with Specified Period
  A fixed payout annuity payable monthly while the Annuitant is living or, if later, the end of the specified period certain. The period certain may be specified as 5, 10, or 20 years. The period certain must be specified at the time this option is elected.

Option B--Non-Refund Life Annuity
  A fixed payout annuity payable monthly while the Annuitant is living. No monthly payment, death benefit or refund is payable after the death of the Annuitant.

Option C--[Reserved]

Option D--Joint and Survivor Life Annuity
  A fixed payout annuity payable monthly while either the Annuitant or Joint Annuitant is living. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date.

Option E--Installment Refund Life Annuity
  A fixed payout annuity payable monthly while the Annuitant is living. If the Annuitant dies before the annuity payments made under this option total an amount which refunds the entire amount applied under this option, we will make a lump sum payment equal to the entire amount applied under this option less the sum of payments already made.

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

Option F--Joint and Survivor Life Annuity with 10-Year Period Certain
  A fixed payout annuity payable monthly while either the Annuitant or joint Annuitant is living, or if later, the end of 10 years. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date.

Option G--Payments for Specified Period
  A fixed payout annuity payable monthly over a specified period of time. Payments continue whether the Annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the Annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary.

Option H--Payments of Specified Amount
  Equal income installments of a specified amount are paid until the principal sum remaining under this option from the amount applied is less than the amount of the installment. When that happens, the principal sum remaining will be paid as a final payment. The amount specified must provide for payments for a period of at least 5 years.

Option I--Variable Life Annuity with 10-Year Period Certain
  A variable payout annuity payable monthly while the Annuitant is living or, if later, for ten years. If the beneficiary of any death benefits payable under this contract elects this option, the period certain will equal the shorter of 10 years or the life expectancy of such beneficiary.

Option J--Joint Survivor Variable Life Annuity with 10-Year Period Certain
  A variable payout annuity payable monthly while either the Annuitant or joint Annuitant is living, or if later, the end of 10 years. You must designate the Joint Annuitant at the time you elect this option. The Joint Annuitant must be at least age 40 on the first payment calculation date. This option is not available for the payment of any death benefit under this contract.

Option K--Variable Annuity for a Specified Period
  A variable payout annuity payable monthly over a specified period of time. Payments continue whether the Annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the Annuitant. However, if the beneficiary of any death benefits payable under this contract elects this payment option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the number of fixed annuity units in each investment option and affect the amount of future payments. For details, see "Variable Annuity Payments" and "Calculation of Annuity Payments" in the SAI.

Option L--Variable Life Expectancy Annuity
  This option provides a variable income which is payable over the Annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the Annuitant and joint Annuitant. This option also provides for unscheduled withdrawals. An unscheduled withdrawal will reduce the Contract Value and affect the amount of future payments. Upon the death of the Annuitant (and joint Annuitant, if applicable), any remaining Contract Value will be paid in a lump sum to the beneficiary. For details, see "Variable Annuity Payments" and "Calculation of Annuity Payments" in the SAI.

Option M--Unit Refund Variable Life Annuity
  This option provides variable monthly payments as long as the Annuitant lives. In the event of the death of the Annuitant, the monthly payments will stop and the beneficiary will receive a lump sum payment equal to the value of the remaining annuity units. This value is equal to the sum of the number of remaining annuity units for each investment option multiplied by the current Annuity Unit Value for that investment option. The number of remaining annuity units for each investment option will be calculated as follows:

1.the net amount in the investment option applied under this option on the first payment calculation date divided by the corresponding Annuity Unit Value on that date, minus

2.the sum of the annuity units released from the investment option to make the payments under this option.

  You may not transfer any assets under Annuity Payment Option M, unless we agree otherwise.

Option N--Variable Non-Refund Life Annuity
  A variable payout annuity payable monthly while the Annuitant is living. No monthly payment, death benefit or refund is payable after the death of the Annuitant.

Other Options and Rates
  We may offer other annuity payment options at the time a contract reaches its Maturity Date. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current settlement rates shall be used in determining the amount of any annuity payment under the Annuity Payment Options above.

Other Conditions
  Federal income tax requirements currently applicable to most qualified plans provide that the period of years guaranteed under joint and survivorship annuities with specified periods certain (see "Option F" and "Option J" above) cannot be any greater than the joint life expectancies of the payee and his or her spouse.

  Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Distributions from qualified plans generally must begin by the later of actual retirement or April 1 of the year following the year participants attain age 70 1/2. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under

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this method are generally referred to as Life Expectancy Distributions
("LEDs"). An LED program is available to participants in qualified plans or IRAs. Requests to elect this program must be made in writing.

  Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the free withdrawal amount. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least nine years and are in excess of both the minimum distribution and the free withdrawal amount will be subject to any applicable surrender charge.

  If the initial monthly annuity payment under an annuity payment option would be less than $20, we may make a single sum payment equal to the Contract Value on the date the initial annuity payment would be payable, in place of all other benefits provided by the contract, or may make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

  Currently, transfers between investment options are available for amounts allocated to any of the variable annuity payment options except Annuity Payment Option M.

Payment Upon Death After Maturity Date
  If an owner dies on or after the Maturity Date and there is no surviving owner, any remaining certain period annuity payments will be paid to the beneficiary under the annuity payment option in effect on the date of death. Generally, payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death.

  If the Annuitant and joint Annuitant, if any, die and are survived by any owner(s), any remaining certain period annuity payments will be paid to such owner(s). Payments will continue under the annuity payment option in effect at the date of death and may not be deferred or otherwise extended.

Variable Account Valuation Procedures
--------------------------------------------------------------------------------

Valuation Date
  A Valuation Date is every day the New York Stock Exchange ("NYSE") is open for trading and we are open for business. However, transaction processing may be postponed for the following reasons:

1.the NYSE is closed or may have closed early;

2.the SEC has determined that a state of emergency exists; or

3.on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day).

  The NYSE Board of Directors reserves the right to change the NYSE schedule as conditions warrant. On each Valuation Date, the value of the Separate Account is determined at the close of the NYSE (usually 4:00 p.m. eastern time).

Valuation Period
  Valuation period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

Accumulation Unit Value
  The value of one Accumulation Unit was set at $1.000 on the date assets were first allocated to an investment option. The value of one Accumulation Unit on any subsequent Valuation Date is determined by multiplying the immediately preceding Accumulation Unit Value by the applicable net investment factor for the valuation period ending on such Valuation Date. After the first valuation period, the Accumulation Unit Value reflects the cumulative investment experience of that investment option.

Net Investment Factor
  The net investment factor for any valuation period is equal to 1.000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each investment option, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the investment option for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for mortality and expense risk fees and daily administration fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the investment option at the beginning of the valuation period.

Miscellaneous Provisions
--------------------------------------------------------------------------------

Assignment
  Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract to a spouse or a grantor trust. This assignment may result in taxable income to the Contract Owner. We will not be on notice of such an assignment unless we receive written notice of such assignment filed with our Annuity Operations Division.

  A pledge or assignment of a contract is treated as payment received on account of a partial surrender of a contract. For more information, see "Surrenders or Withdrawals Prior to the Contract Maturity Date." Transfer of ownership will nullify the original death benefit option and the death benefit option will become Death Benefit Option 1.

  In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans or IRAs may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person.

Payment Deferral
  Payment of the Contract Value, attributable to the Separate Account, in a single sum upon a withdrawal or full surrender

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

of the contract will ordinarily be made within 7 days after receipt of the written request by our Annuity Operations Division. However, we may postpone payment of the value of any Accumulation Units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the Series is not reasonably practicable or it is not reasonably practicable to determine the Contract Value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

  Payment of the Contract Value attributable to the GIA may be deferred for 6 months from the date of receipt of a withdrawal or surrender request at our Annuity Operations Division. If payment is delayed for more than 10 days, we will credit additional interest at a rate equal to that paid under Annuity Options G and H.

  Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances require us to block a contract owner's ability to make certain transactions and, as a result, we may refuse to accept requests for transfers, withdrawals, surrenders or death benefits, until we are so instructed by the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Free Look Period
  We may mail the contract to you or we may deliver it to you in person. You may return a contract for any reason within ten days after you receive it and receive in cash the adjusted Contract Value plus any charges, and less any applicable Premium Enhancement made under this contract as of the date of cancellation. (A longer Free Look Period may be required by your state.) You may receive more or less than the initial premium payment depending on investment experience within the investment options during the Free Look Period. If a portion or all of your initial premium payment has been allocated to the GIA, we also will refund any earned interest. If a portion or all of your initial premium payment has been allocated to the MVA, we will apply the Market Value Adjustment that can increase or decrease your initial premium payment. If applicable state law requires, we will return the greater of original premium payments paid less any withdrawals and Premium Enhancements credited to the contract or the adjusted Contract Value plus any applicable charges, and less any applicable Premium Enhancements made under this contract.

  During periods of extreme market volatility, we reserve the right to make the Temporary Money Market Allocation Amendment available. We will generally allocate the premium payment and any Premium Enhancement, if applicable, less applicable charges, according to your instructions when we receive your completed application. We may issue some contracts with a Temporary Money Market Allocation Amendment. Under this amendment we allocate the net premium payment and the net of the other premium payments paid during your Free Look Period to the Phoenix Money Market Investment Option. When your Free Look Period expires we allocate the Contract Value among the investment options, the GIA and/or MVA according to your instructions. We may use the Temporary Money market Allocation Amendment depending on the state of issue and under contain other circumstances.

  In the case that a Contract Value is returned, the contract owner bears the investment risk on any Premium Enhancement. In the case that a premium is returned, the Company bears the investment risk on any Premium Enhancement.

Amendments to Contracts
  Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in federal or state tax law may require a change in contract administration. Upon any such tax law change, we will administer the contract so that it will be in continued compliance with applicable provisions of any state or federal tax law. Changes in the contract may need to be approved by Contract Owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

Substitution of Fund Shares
  If, in the judgment of PHL Variable's management, one or more of the funds becomes unsuitable for investment by Contract Owners, we reserve the right to substitute Accumulation Units of another investment option for Accumulation Units already purchased or to be purchased in the future by premium payments under this contract. Any substitution will be subject to approval by the SEC, if required, and where required one or more state insurance departments.

Ownership of the Contract
  Ordinarily, the purchaser of a contract is both the owner and the Annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the Annuitant. More than one owner may own a contract as joint owner. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

  In the case that a Contract Value is returned, the contract owner bears the investment risk on any Premium Enhancement. In the case that a premium is returned, the Company bears the investment risk on any Premium Enhancement.

Federal Income Taxes
--------------------------------------------------------------------------------

Introduction
  The contracts are designed for use with retirement plans which may or may not be tax-qualified plans ("qualified plans") or Individual Retirement Annuities
(IRAs) under the

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

provisions of the Internal Revenue Code of 1986, (the "Code"). The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the Contract Owner, Annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

  The following discussion is general in nature and is not intended as individual tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person should consult an independent tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts or any transactions involving the contracts either currently or in the future. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. From time to time, there are proposals in Congress that would impact the taxation of annuity contracts and/or qualified plans; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this contract. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses.

Income Tax Status
  We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Separate Account is not a separate entity from PHL Variable and its operations form a part of PHL Variable, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the Contract Value. Under existing federal income tax law, the Separate Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

Taxation of Annuities in General--Nonqualified Plans
  Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases, the increase in value may be subject to tax currently. See "Distribution-at-Death Rules," "Contracts Owned by Non-Natural Persons," "Owner Control" and "Diversification Standards" below.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. One or more of the options available may, in some cases, exceed the greater of the sum of premium payments or the Contract Value. The IRS may take the position with respect to these death benefit guarantees that they are not part of the annuity contract. In such a case, the charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchase payments for the contract would not be deductible. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit guarantee under this contract or any amendments, benefits or endorsements to the contract.

Surrenders or Withdrawals Prior to the Contract Maturity Date
  Code Section 72 provides that a withdrawal or surrender of the contract prior to the contract Maturity Date will be treated as taxable income to the extent the amounts held under the contract exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments by or on behalf of an individual under a contract that have not been excluded from the individual's gross income. The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the "investment in the contract" on account of a withdrawal or surrender of a contract. For purposes of this rule, a pledge, loan or assignment of a contract is treated as a payment received on account of a withdrawal from a contract.

Surrenders or Withdrawals On or After the Contract Maturity Date
  Upon receipt of a lump sum payment under the contract, the recipient is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.

  For amounts received as an annuity, which are amounts payable at regular intervals over a period of more than one full year from the date on which they are deemed to begin, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

  Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain types of qualified plans, there may be no investment in the contract resulting in the full amount of the payments being taxable. For annuities issued in connection with qualified employer retirement plans, a simplified method of determining the exclusion ratio applies. This simplified method does not apply to IRAs.

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  Withholding of federal income taxes on all distributions may be required unless the recipient properly elects not to have any amounts withheld and notifies our Annuity Operations Division of that election on the required forms and under the required certifications. Certain contract owners cannot make this election.

Penalty Tax on Certain Surrenders and Withdrawals-- Nonqualified Contracts
  Amounts surrendered, withdrawn or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Contract Owner (or where the Contract Owner is not an individual, the death of the "primary Annuitant," defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a Series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code Section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth
IRAs); (v) allocable to investment in the contract before August 14, 1982;
(vi) under a qualified funding asset (as defined in Code Section 130(d));
(vii) under an immediate annuity contract (as defined in Code
Section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

  Separate tax withdrawal penalties apply to qualified plans. See "Penalty Tax on Certain Surrenders and Withdrawals from Qualified Plans."

Additional Considerations

Distribution-at-Death Rules
  In order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the Contract Owner dies on or after the contract Maturity Date, and before the entire interest in the contract has been distributed, the remainder of the Contract Owner's interest will be distributed at least as rapidly as the method in effect on the Contract Owner's death; and (b) if a Contract Owner dies before the contract Maturity Date, the Contract Owner's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the Contract Owner's date of death. If the beneficiary is the spouse of the Contract Owner, the contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as Contract Owner. Similar distribution requirements apply to annuity contracts under qualified plans. However, a number of restrictions, limitations and special rules apply to qualified plans and Contract Owners should consult with their tax advisor.

  If the primary Annuitant, which is not the Contract Owner, dies before the Maturity Date, the owner will become the Annuitant unless the owner appoints another Annuitant. If the Contract Owner is not an individual, the death of the primary Annuitant is treated as the death of the Contract Owner. In addition, when the Contract Owner is not an individual, however, a change in the primary Annuitant is treated as the death of the Contract Owner. Finally, in the case of non-spousal joint Contract Owners, distribution will be required at the earliest death of any of the Contract Owners.

  If the Contract Owner or a joint Contract Owner dies on or after the Maturity Date, the remaining payments, if any, under the Annuity Payment Option selected will be made at least as rapidly as under the method of distribution in effect at the time of death.

  Any death benefits paid under the contract are taxable to the beneficiary at ordinary rates to the extent amounts exceed investment in the contract. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Transfer of Annuity Contracts
  Transfers of nonqualified contracts prior to the Maturity Date for less than full and adequate consideration to the Contract Owner at the time of such transfer, will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the Contract Owner's income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Contracts Owned by Non-Natural Persons
  If a non-natural person (for example, a corporation) holds the contract, the income on that contract (generally the increase in the net surrender value less the premium payments paid) is includable in income each year. The rule does not apply where the non-natural person is an agent for a natural person, such as a trust in which the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under a qualified plan, a TSA program or an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan.

Section 1035 Exchanges
  Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. For non-qualified contracts, the contract proceeds must be transferred directly

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from one insurer to another insurer; they cannot be sent to the policyowner by the original insurer and then transmitted from the policyowner to the new insurer. For IRA and qualified plan contracts, the proceeds can be transmitted through the policyowner if specific conditions are met. Exchanges are permitted of the entire contract or a portion of the contract. Numerous rules and procedures apply to Code Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Code Section 1035 should consult their tax advisors.

Multiple Contracts
  Code Section 72(e)(12)(A)(ii) provides that for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract Maturity Date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

  The U.S. Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one contract or other annuity contracts in the same year.

Owner Control
  For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate Account Values from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

  In 2003, the Internal Revenue Service ("IRS") in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

  The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the Contract Owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract, or agreement between the Contract Owner and PHL Variable regarding the availability of a particular investment option and, other than the Contract Owner's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

  At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under section 72 of the Internal Revenue Code, PHL Variable reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Diversification Standards

Diversification Regulations
  To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each Series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter, the Series' total assets be invested in no more than:

..  55% in any 1 investment
..  70% in any 2 investments
..  80% in any 3 investments
..  90% in any 4 investments

  A "look-through" rule applies to treat a pro rata portion of each asset of a Series as an asset of the Separate Account, and each Series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

  The Treasury Department has indicated that the Diversification Regulations do not provide exclusive guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the contract. We represent that we intend to

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comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

Diversification Regulations and Qualified Plans
  Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. All of the qualified plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified plan contracts from application of the diversification rules, all investments of the PHL Variable Qualified Plan Contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for nonqualified contracts as well as qualified plan contracts.

Taxation of Annuities in General--Qualified Plans
  The contracts may be used with several types of IRAs and qualified plans:
Section 403(b) contracts (also referred to as Tax-Sheltered Annuities (TSAs) or Tax-Deferred Annuities (TDAs)), Roth 403(b) contracts, Traditional IRAs, SEP IRAs, SIMPLE IRAs, SARSEP IRAs, Roth IRAs, Corporate Pension and Profit-sharing Plans and State Deferred Compensation Plans will be treated, for purposes of this discussion, as qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made here to provide more than general information about the use of the contracts with the various types of qualified plans. PHL Variable reserves the right at any time to discontinue the availability of this contract for use with qualified plans. Participants under such qualified plans as well as Contract Owners, Annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the contract issued in connection therewith. For example, PHL Variable will accept beneficiary designations and payment instructions under the terms of the contract without review as to whether spousal consent may be required under the Retirement Equity Act ("REA"). Consequently, a Contract Owner's beneficiary designation or elected annuity payment option that does not follow the REA may not be enforceable.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. We are of the opinion that the death benefit guarantees available under the contract are part of the annuity contract. One or more of the death benefit guarantees available may exceed the greater of the sum of premium payments or the Contract Value. The contract and its amendments, benefits or endorsements (together referred to herein as the "contract") have not been reviewed by the IRS for qualification as an IRA or any other qualified plan. Moreover, the IRS has not addressed in a ruling of general applicability whether a death benefit option such as those available under the contract complies with the qualification requirements for an IRA or any other qualified plan. The language in the endorsements is intended to comply with the IRS model language provided under the List of Required Modifications (LRMs). There is no IRS requirement that the endorsements be approved by the IRS.

  There is a risk that the IRS would take the position that one or more of the death benefit guarantees are not part of the annuity contract. In such a case, charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchases for the contract would not be deductible. While we regard the death benefit guarantees available for your election under the contract as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions and penalty taxes. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract for an IRA or other qualified plan.

  Certain death benefit guarantees may be purchased under your contract. IRA's and other qualified contracts generally may not invest in life insurance contracts. If you own an IRA or other qualified contract and purchase these death benefit guarantees, the IRS may consider these benefits "incidental death benefits." The Code imposes limits on the amount of the incidental death benefits allowable for qualified contracts. If the death benefit(s) selected are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the IRA or qualified contract. Furthermore, the Code provides that the assets of an IRA (including a traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not be invested in life insurance, but may provide, in the case of death during the accumulation phase, for a death benefit payment equal to the greater of sum of premium payments (less withdrawals) or Contract Value. This contract offers death benefits, which may exceed the greater of sum of premium payments (less withdrawals) or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) or other qualified contract. That determination could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

  Distributions from qualified plans, including Section 403(b) Contracts eligible to be rolled over to new contracts but which are paid to the policyowner directly generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA.

  The mandatory withholding rules apply to all taxable distributions from qualified plans or TSAs (not including IRAs), except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years

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

or more and (c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

  The contracts sold by PHL Variable in connection with certain qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain nonqualified deferred compensation plans.

  Numerous changes have been made to the income tax rules governing qualified plans as a result of legislation enacted during the past several years, including rules with respect to: coverage, participation, maximum contributions, required distributions, penalty taxes on early or insufficient distributions and income tax withholding on distributions. The following are general descriptions of the various types of qualified plans and of the use of the contracts in connection therewith.

Tax Sheltered Annuities ("TSAs"), Tax Deferred Annuities ("TDAs"),
Section 403(b)
  Code Section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code Section 501(c)(3), to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of payments from gross income for federal income tax purposes. These annuity contracts are commonly referred to as TSAs, TDAs, or 403(b)s.

  Code Section 403(b)(11) imposes certain restrictions on a Contract Owner's ability to make withdrawals from, or surrenders of, Code Section 403(b) Contracts, if the cash withdrawn is attributable to payments made under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows a Contract Owner to make a surrender or withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, the distribution amount cannot include any income earned under the contract. Code Section 403(b)(11), applies only with respect to distributions from Code
Section 403(b) Contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution restrictions do not apply to assets held as of December 31, 1988.

  In addition, in order for certain types of contributions under a Code
Section 403(b) Contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. The responsibility for compliance is with the employer and not with the issuer of the underlying annuity contract. If certain contractual requirements are met, loans may be made available under Internal Revenue Code Section 403(b) tax-sheltered annuity programs. A loan from a participant's Contract Value may be requested only if we make loans available with the contract and if the employer permits loans under their tax-sheltered annuity program. There are specific limits in the Code on the amount of the loan and the term of the loan. It is not the responsibility of the contract issuer such as PHL Variable to monitor compliance with these requirements.

  If we are directed by the participant, the loan may be taken from specific investment options. Otherwise, the loan is taken proportionately from all investment options. The loan must be at least $1,000 and the maximum loan amount is the greater of: (a) 90% of the first $10,000 of Contract Value minus any withdrawal charge; and (b) 50% of the Contract Value minus any withdrawal charge. The maximum loan amount is $50,000. If loans are outstanding from any other tax-qualified plan, then the maximum loan amount of the contract may be reduced from the amount stated above in order to comply with the maximum loan amount requirements under Section 72(p) of the Code. Amounts borrowed from the GIA are subject to the same limitations as applies to transfers from the GIA; thus no more than the greatest of $1000 and 25% of the Contract Value in the GIA may be borrowed at any one time. Amounts borrowed from the Market Value Adjustment ("MVA") account are subject to the same market value adjustment as applies to transfers from the MVA.

  Interest will be charged on the loan, in the amount set forth in the contract. This interest is payable to Phoenix.

  Loan repayments will first pay any accrued loan interest. The balance will be applied to reduce the outstanding loan balance and will also reduce the amount of the Loan Security Account by the same amount that the outstanding loan balance is reduced. The Loan Security Account is part of the general account and is the sole security for the loan. It is increased with all loan amounts taken and reduced by all repayments of loan principal. The balance of loan repayments, after payment of accrued loan interest, will be credited to the investment options of the Separate Account or the GIA in accordance with the participant's most recent premium payments allocation on file with us, except that no amount will be transferred to the MVA.

  Under Code section 72(p), if a loan payment is not paid within 90 days after the payment was due, then the entire loan balance plus accrued interest will be in default. In the case of default, the outstanding loan balance plus accrued interest will be deemed a distribution for income tax purposes, and will be reported as such pursuant to Internal Revenue Code requirements. At the time of such deemed distribution, interest will continue to accrue until such time as an actual distribution occurs under the contract.

Keogh Plans
  The Self-Employed Individual Tax Retirement Act of 1962, as amended permitted self-employed individuals to establish "Keoghs" or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the IRS.

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

Individual Retirement Annuities
  Code Sections 408 and 408A permit eligible individuals to contribute to individual retirement programs known as "Traditional IRAs", "Roth IRAs", "SEP IRA", "SARSEP IRA", "SIMPLE IRA", and "Deemed IRAs". Each of these different types of IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Participant loans are not allowed under IRA contracts. Details about each of these different types of IRAs are included in the respective contract endorsements.

Corporate Pension and Profit-Sharing Plans
  Code Section 401(a) permits corporate employers to establish various types of retirement plans for employees.

  These retirement plans may permit the purchase of the contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with Corporate Pension or Profit-sharing Plans should obtain independent tax advice as to the tax treatment and suitability of such an investment.

Deferred Compensation Plans With Respect to Service for State and Local Governments and Tax Exempt Organizations
  Code Section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The contracts may be used in connection with these plans; however, under these plans if issued to tax exempt organizations, the Contract Owner is the plan sponsor, and the individual participants in the plans are the Annuitants. Under such contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the contracts.

Tax on Surrenders and Withdrawals from Qualified Plans and IRAs
  In the case of a withdrawal under a qualified plan, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's after-tax cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified plan. For many qualified plans, the individual will have no after-tax contributions and the entire amount received will be taxable. For Roth IRAs, if certain conditions are met regarding holding periods and age of the policyowner, the withdrawals are received without tax.

  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401, Section 403(b) Contracts, (and Individual Retirement Annuities other than Roth IRAs. The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the Contract Owner's participation in the SIMPLE IRA. These penalty taxes are in addition to any income tax due on the distribution.

  To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan; no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2;
(b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order;
(g) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner and his or her spouse and dependents if the Contract Owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days; (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the Contract Owner, spouse, children or grandchildren of the Contract Owner; and (i) distributions from retirement plans to individuals called to active military. The exceptions stated in items
(d) and (f) above do not apply in the case of an IRA. The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

  Generally, distributions from a qualified plan or IRA must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to a Traditional or SIMPLE IRA and the required distribution rules do not apply to Roth IRAs. This commencement date is referred to as the "required beginning date." Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

  The amount that must be distributed is based on Code rules relating to "Required Minimum Distributions." This RMD takes into consideration the individual's age, marital status, and account balance, as well as the actuarial value of additional benefits under the contract. The individual will have options regarding computation of the RMD amount; these options are selected at the time that the payments begin.

  An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA and a section 403(b) contract, the individual will have an RMD amount relating to each of these retirement vehicles. The individual can take the total of two RMDs from either or both of the two contracts.

  We are required to file an information return to the IRS, with a copy to the participant, of the total account value of each account. This information return will also indicate if RMDs are required to be taken.

  In addition to RMDs during the life of the individual, there are also required after-death distributions. These after-death RMDs apply to all qualified plans and IRAs, including Roth IRAs. The beneficiary of the contract may take payments earlier than provided under these after-death RMD rules, such as immediately after death, but cannot delay receipt of payments after the dates specified under these rules.

  Under the after-death RMD rules, if the original owner died prior to the required beginning date, and designated a contract beneficiary, then the full account value must be distributed either by the end of the fifth calendar year after the year of the owner's death or over a period of no longer than the life expectancy of the oldest individual beneficiary. If the payments are to be over the life expectancy, the first payment must be received by December 31/st/ of the year following the year of death. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the life expectancy payouts are not permitted and only the five-year rule is permitted.

  If the owner died after the required beginning date and designed a contract beneficiary, then the maximum payout period is the longer of the life expectancy of the named beneficiary or the remaining life expectancy of the original contract owner. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the only payment permitted is based on the remaining life expectancy of the original owner.

  In all cases, if the beneficiary is the surviving spouse of the original owner, there are special spousal continuation rules under which the spouse can treat the contract as his or her own and delay receiving payments until the spouse attains his or her own required beginning date.

Spousal Definition
  Under the Internal Revenue Code, the special provisions relating to a "spouse" relate only to persons considered as spouses under the Defense of Marriage Act (DOMA), Pub. L. 104-199. Under this Act, a spouse must be a man or a woman legally joined. Individuals married under State or foreign laws that permit a marriage between two men or two women are not spouses for purposes of the Internal Revenue Code. Individuals participating in a civil union or other like status are not spouses for purposes of the Internal Revenue Code.

Seek Tax Advice
  The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of qualified plans and IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a qualified plan and purchase of a contract in connection therewith should first consult a qualified tax advisor, with regard to the suitability of the contract as an investment vehicle for the qualified plan or IRA.

Sales of Variable Accumulation Contracts
--------------------------------------------------------------------------------

  PHL Variable has designated Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the PHL Variable, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the PHL Variable and its affiliated companies. PHL Variable reimburses PEPCO for expenses PEPCO incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). PEPCO does not retain any fees under the Contracts; however, PEPCO may receive 12b-1 fees from the underlying funds.

  PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103-2836. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, or ("FINRA") (formerly known as the National Association of Securities Dealers, Inc. or NASD).

  PEPCO and PHL Variable enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of PHL Variable under applicable state insurance law and must be licensed to sell variable insurance products. PHL Variable intends to offer the

Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

Compensation
  Broker-dealers who have selling agreements with PEPCO and PHL Variable are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

  The compensation schedule may differ between the contracts that elect the Premium Enhancement feature and the contracts that do not. We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation in all or some years based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement and the payment option selected by the broker- dealer and/or the registered representative but is not expected to exceed 6.0% of purchase payments if up-front compensation is paid to registered representatives). Broker-dealer firms may receive up to 6% of purchase payments (if up-front compensation is elected) and up to 1.00% annually of contract value (if asset based compensation is paid). In addition, Equity Services Incorporated, an affiliate of National Life of Vermont, is paid an additional 0.15% on assets on an annual basis in arrears, beginning in 2007. Also, we pay Linsco Private Ledger Corporation and certain of its affiliates up to 0.09% on an annual basis on assets held in variable annuities issued by the Company and its insurance company affiliates.

  To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

  This Contract does not assess a front-end sales charge, so you do not directly pay for sales and distribution expenses. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Contract. For example, any profits PHL Variable may realize through assessing the mortality and expense risk charge under your Contract may be used to pay for sales and distribution expenses. PHL Variable may also pay for sales and distribution expenses out of any payments PHL Variable or PEPCO may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Contract assesses a surrender charge, proceeds from this charge may be used to reimburse PHL Variable for sales and distribution expenses. No additional sales compensation is paid if you select any optional benefits under your Contract.

  We have unique arrangements for compensation with select broker-dealer firms based on the firm's aggregate or anticipated sales of contracts or other factors. We enter into such arrangements at our discretion and we may negotiate customized arrangements with firms based on various criteria. As such, special compensation arrangements are not offered to all broker-dealer firms. Compensation payments made under such arrangements will not result in any additional charge to you.

  PHL Variable and PEPCO have also entered into so-called preferred distribution arrangements with certain broker-dealer firms. These arrangements have sometimes been called "shelf space" arrangements. Under these arrangements, PHL Variable and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the PHL Variable's products. The payments are made from the Company's general assets and they may be significant. The broker-dealer may realize a profit on these payments. These services may include providing PHL Variable with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing PHL Variable's products.

  Any such compensation payable to a broker-dealer firm will be made by PEPCO or PHL Variable out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor PHL Variable's products. PHL Variable and PEPCO have entered into a preferred distribution arrangement with Sigma Financial Corporation, State Farm VP Management Corporation ("State Farm"), Linsco/Private Ledger Corporation ("LPL"), Janney Montgomery Scott, LLC, CUSO Financial Services, Sammons Securities, and Equity Services, Incorporated, an affiliate of National Life of Vermont. Also, State Farm distributes PHL Variable products as its exclusive unaffiliated variable annuity to its customers.

  We may periodically establish compensation specials whereby we pay a higher amount for sales of a contract during a specified period. While a compensation special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect.

Servicing Agent
--------------------------------------------------------------------------------

  The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company for various shareholder services provided by the Annuity Operations Division, PO Box 8027, Boston, MA 02266-8027. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2008 is 0.058% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follow:

 -----------------------------------------------------------------------------
        Year Ended December 31,                       Fee Paid
 -----------------------------------------------------------------------------
                 2005                               $1.9 million
 -----------------------------------------------------------------------------
                 2006                               $1.5 million
 -----------------------------------------------------------------------------
                 2007                               $1.7 million
 -----------------------------------------------------------------------------

State Regulation
--------------------------------------------------------------------------------

  We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We are also subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

  State regulation of PHL Variable includes certain limitations on the investments that may be made for its General Account and separate accounts, including the Separate Account. It does not include, however, any supervision over the investment policies of the Separate Account.

Reports
--------------------------------------------------------------------------------

  Reports showing the Contract Value will be furnished to you at least annually.

Voting Rights
--------------------------------------------------------------------------------

  As stated above, all of the assets held in an available investment option will be invested in shares of a corresponding Series of the funds. We are the legal owner of those shares and as such have the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of contractowners controlling the vote.

  In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

  Matters on which owners may give voting instructions may include the following: (1) election or removal of the Board of Trustees of a fund;
(2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the Series of the fund corresponding to the owner's selected investment option(s); (4) any change in the fundamental investment policies or restrictions of each such Series; and
(5) any other matter requiring a vote of the shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a Series' fundamental investment policy, owners participating in such Series will vote separately on the matter.

  The number of votes that you have the right to cast will be determined by applying your percentage interest in an investment option to the total number of votes attributable to the investment option. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund.

Texas Optional Retirement Program
--------------------------------------------------------------------------------

  Participants in the Texas Optional Retirement Program may not receive the proceeds of a withdrawal from, or complete surrender of, a contract, or apply them to provide annuity payment options prior to retirement except in the case of termination of employment in the Texas public institutions of higher education, death or total disability. Such proceeds, however, may be used to fund another eligible retirement vehicle.

The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

  State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  In 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

  Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future. Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.

  These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

SAI Table of Contents
--------------------------------------------------------------------------------

  The SAI contains more specific information and financial statements relating to the Separate Account and PHL Variable. The Table of Contents of the SAI is set forth below:

..  PHL Variable Insurance Company
..  Underwriter
..  Services
..  Information Sharing Agreements
..  Performance History
..  Calculation of Yield and Return
..  Calculation of Annuity Payments
..  Experts
..  Separate Account Financial Statements
..  Company Financial Statements

  Contract Owner inquiries and requests for an SAI should be directed, in writing, to our Annuity Operations Division, or by calling us at 800/541-0171.

APPENDIX A - Investment Options
--------------------------------------------------------------------------------


                    Fund Name                                        Investment Objective
AIM V.I. Capital Appreciation Fund                  Growth of capital















-------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth Strategy      To maximize total return consistent with the Adviser's
Portfolio                                           determination of reasonable risk
-------------------------------------------------------------------------------------------------------------
AllianceBernstein VPS Wealth Appreciation Strategy  Long-term growth of capital
Portfolio
-------------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                            Seeks to replicate, as closely as possible, before the
                                                    deduction of expenses, the performance of the
                                                    Standard & Poor's 500 Composite Stock Price Index,
                                                    which emphasizes stocks of large U.S. companies
-------------------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                             Seeks to replicate, as closely as possible, before the
                                                    deduction of expenses, the performance of the Russell
                                                    2000(R) Index, which emphasizes stocks of small US
                                                    companies.
-------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II    Current income by investing primarily in a diversified
                                                    portfolio of U.S. government and government agency
                                                    securities
-------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                  High current income by investing primarily in a
                                                    professionally managed, diversified portfolio of high
                                                    yield, lower rated corporated bonds (also known as
                                                    "Junk Bonds")
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio                Long-term capital appreciation
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio         Capital growth
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                       Capital appreciation
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio        As high a level of current income as is consistent with
                                                    the preservation of capital

-------------------------------------------------------------------------------------------------------------
Franklin Flex Cap Growth Securities Fund            Capital appreciation
-------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                     Maximize income while maintaining prospects for
                                                    capital appreciation
-------------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio                High current income and the opportunity for capital
                                                    appreciation to produce a high total return
-------------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio             Long-term growth of capital and income without
                                                    excessive fluctuations in market value
-------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio                 Capital appreciation through investments, primarily in
                                                    equity securities which are believed to be undervalued
                                                    in the marketplace
-------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                       Capital appreciation with income as a secondary goal
-------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio     Long term capital growth

-------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio             Long term growth of capital; current income is a
                                                    secondary goal
-------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA            Capital appreciation by investing in securities of well-
                                                    known, established companies
-------------------------------------------------------------------------------------------------------------

                    Fund Name                             Investment Advisor / Subadvisor
AIM V.I. Capital Appreciation Fund                  Aim Advisors, Inc.
                                                     Subadvisor(s): Invesco Trimark
                                                     Investment Management, Inc.;
                                                     Invesco Global Asset Management
                                                      (N.A.), Inc.;
                                                      Invesco Institutional (N.A.), Inc.;
                                                      Invesco Senior Secured
                                                      Management, Inc.;
                                                      Invesco Hong Kong Limited;
                                                      Invesco Asset Management
                                                      Limited;
                                                      Invesco Asset Management (Japan)
                                                      Limited;
                                                      Invesco Asset Management
                                                      Deutschland, GmbH; and
                                                      Invesco Australia Limited
-------------------------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth Strategy      AllianceBernstein L.P.
Portfolio
-------------------------------------------------------------------------------------------------
AllianceBernstein VPS Wealth Appreciation Strategy  AllianceBernstein L.P.
Portfolio
-------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                            Deutsche Investment Management Americas Inc.
                                                     Subadvisor: Northern Trust Investments, N.A


-------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP                             Deutsche Investment Management Americas Inc.
                                                     Subadvisor: Northern Trust Investments, N.A


-------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II    Federated Investment Management Company


-------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                  Federated Investment Management Company



-------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio                Fidelity Management and Research Company
-------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio         Fidelity Management and Research Company
-------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                       Fidelity Management and Research Company
-------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio        Fidelity Management and Research Company
                                                     Subadvisor: Fidelity Investments Money
                                                      Management, Inc.
-------------------------------------------------------------------------------------------------
Franklin Flex Cap Growth Securities Fund            Franklin Advisers, Inc.
-------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                     Franklin Advisers, Inc.

-------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio                Lord, Abbett & Co. LLC

-------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio             Lord, Abbett & Co. LLC

-------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio                 Lord, Abbett & Co. LLC


-------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                       Franklin Mutual Advisers, LLC
-------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio     Neuberger Berman Management Inc.
                                                     Subadvisor: Neuberger Berman, LLC
-------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio             Neuberger Berman Management Inc. Subadvisor:
                                                     Neuberger Berman, LLC
-------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA            OppenheimerFunds, Inc.

-------------------------------------------------------------------------------------------------


                     Fund Name                                         Investment Objective
Oppenheimer Global Securities Fund/VA                Long-term capital appreciation by investing in
                                                     securities of foreign insurers, "growth-type"
                                                     companies, cyclical industries and special situations
---------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA            Capital appreciation
---------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                        Intermediate and long-term capital appreciation with
                                                     income as a secondary consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                     Dividend growth, current income and capital
                                                     appreciation
---------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                        Capital appreciation

---------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                          As high a level of current income as is consistent with
                                                     the preservation of capital and maintenance of liquidity
---------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Long-term total return

---------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          High current income while attempting to limit changes
                                                     in the series' net asset value per share caused by
                                                     interest rate changes
---------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  High total return consistent with prudent investment
                                                     risk


---------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                High total return consistent with reasonable risk

---------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Long-term capital growth

---------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Capital appreciation and income with approximately equal emphasis

---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series:             Long-term capital growth
Aggressive Growth
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Growth      Long-term capital growth with current income as a
                                                     secondary consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Current income with capital growth as a secondary
                                                     consideration
---------------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Long-term capital growth and current income with a
Growth                                               greater emphasis on capital growth
---------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Long-term capital appreciation with current income as
                                                     a secondary investment objective
---------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Long-term capital appreciation by investing primarily
                                                     in small-capitalization stocks that appear to be
                                                     undervalued with current income as a secondary
                                                     investment objective
---------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Long-term capital appreciation with current income as
                                                     a secondary consideration

---------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           High total return


---------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Seeks maximum real return consistent with prudent
                                                     investment management
---------------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Seeks maximum real return, consistent with
                                                     preservation of real capital and prudent investment
                                                     management
---------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Seeks maximum total return, consistent with
                                                     preservation of capital and prudent investment
                                                     management
---------------------------------------------------------------------------------------------------------------
Sentinel VPT Balanced Fund                           Seeks a combination of growth of capital and current
                                                     income, with relatively low risk and relatively low
                                                     fluctuations in value
---------------------------------------------------------------------------------------------------------------
Sentinel VPT Bond Fund                               Seeks high current income while seeking to control
                                                     risk
---------------------------------------------------------------------------------------------------------------

                     Fund Name                                 Investment Advisor / Subadvisor
Oppenheimer Global Securities Fund/VA                OppenheimerFunds, Inc.


---------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small-Cap Fund/VA            OppenheimerFunds, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                        Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Harris Investment Management, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                     Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Phoenix Investment Counsel, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                        Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Neuberger Berman Management, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                          Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series             Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Short Term Bond Series          Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc.

---------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  Phoenix Variable Advisors, Inc.
                                                      Subadvisors: Goodwin Capital Advisers, Inc. (fixed
                                                       income portion) Phoenix Investment
                                                       Counsel, Inc. (equity portion)
---------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Aberdeen Asset Management Inc.
---------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Fred Alger Management, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Duff & Phelps Investment
                                                       Management Company
---------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series:             Phoenix Variable Advisors, Inc. Limited Services
Aggressive Growth                                     Subadvisor: Ibbotson Associates, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Growth      Phoenix Variable Advisors, Inc. Limited Services
                                                      Subadvisor: Ibbotson Associates, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Phoenix Variable Advisors, Inc. Limited Services
                                                      Subadvisor: Ibbotson Associates, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix Dynamic Asset Allocation Series: Moderate    Phoenix Variable Advisors, Inc. Limited Services
Growth                                                Subadvisor: Ibbotson Associates, Inc.
---------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.
---------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Phoenix Variable Advisors, Inc.
                                                      Subadvisor: AllianceBernstein L.P.


---------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
---------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a Van Kampen
---------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn/TM/ Strategy Portfolio     Pacific Investment Management Company LLC

---------------------------------------------------------------------------------------------------------
PIMCO Real Return Portfolio                          Pacific Investment Management Company LLC


---------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio                         Pacific Investment Management Company LLC


---------------------------------------------------------------------------------------------------------
Sentinel VPT Balanced Fund                           Sentinel Asset Management, Inc.


---------------------------------------------------------------------------------------------------------
Sentinel VPT Bond Fund                               Sentinel Asset Management, Inc.

---------------------------------------------------------------------------------------------------------


                 Fund Name                                    Investment Objective
Sentinel VPT Common Stock Fund                Seeks a combination of growth of capital, current
                                              income, growth of income and relatively low risk as
                                              compared with the stock market as a whole
-----------------------------------------------------------------------------------------------------
Sentinel VPT Mid Cap Growth Fund              Seeks growth of capital
-----------------------------------------------------------------------------------------------------
Sentinel VPT Small Company Fund               Seeks growth of capital
-----------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio         Seeks investment results that correspond to the total
                                              return performance of U.S. common stock, as
                                              represented by the S&P MidCap 400 Index
-----------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund  Long-term capital appreciation
-----------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund             Long-term capital growth
-----------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund              Long-term capital growth
-----------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio    Capital appreciation and current income
-----------------------------------------------------------------------------------------------------
Wanger International Select                   Long-term growth of capital
-----------------------------------------------------------------------------------------------------
Wanger International                          Long-term growth of capital
-----------------------------------------------------------------------------------------------------
Wanger Select                                 Long-term growth of capital
-----------------------------------------------------------------------------------------------------
Wanger USA                                    Long-term growth of capital
-----------------------------------------------------------------------------------------------------

                 Fund Name                         Investment Advisor / Subadvisor
Sentinel VPT Common Stock Fund                Sentinel Asset Management, Inc.


----------------------------------------------------------------------------------------
Sentinel VPT Mid Cap Growth Fund              Sentinel Asset Management, Inc.
----------------------------------------------------------------------------------------
Sentinel VPT Small Company Fund               Sentinel Asset Management, Inc.
----------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio         Summit Investment Partners, Inc.


----------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund  Templeton Asset Management Ltd.
----------------------------------------------------------------------------------------
Templeton Foreign Securities Fund             Templeton Investment Counsel, LLC
----------------------------------------------------------------------------------------
Templeton Growth Securities Fund              Templeton Global Advisors Limited
----------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio    Morgan Stanley Investment Management Inc.
----------------------------------------------------------------------------------------
Wanger International Select                   Columbia Wanger Asset Management, L.P.
----------------------------------------------------------------------------------------
Wanger International                          Columbia Wanger Asset Management, L.P.
----------------------------------------------------------------------------------------
Wanger Select                                 Columbia Wanger Asset Management, L.P.
----------------------------------------------------------------------------------------
Wanger USA                                    Columbia Wanger Asset Management, L.P.
----------------------------------------------------------------------------------------

APPENDIX B - Deductions for Taxes - Qualified and Nonqualified Annuity Contracts
--------------------------------------------------------------------------------

                                  Upon           Upon
State                        Premium Payment Annuitization Nonqualified Qualified
-----                        --------------- ------------- ------------ ---------
California..................                       X           2.35%      0.50%

Florida.....................                       X           1.00       1.00

Maine.......................        X                          2.00/1/

Nevada......................                       X           3.50

South Dakota................        X                          1.25/2/

Texas.......................                       X           0.04/3/    0.04

West Virginia...............                       X           1.00       1.00

Wyoming.....................                       X           1.00

Commonwealth of Puerto Rico.                       X           1.00       1.00

NOTE:The above tax deduction rates are as of January 1, 2008. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.

     For a more detailed explanation of the assessment of taxes, see Deductions and Charges--Tax."

-----------------
/1/ Maine changed its tax laws affecting annuities in 2003 retroactive to January 1, 1999. Under the revised statute, annuity premium payments are taxed upon premium payment for payments received on or after January 1, 1999.

/2/ South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.

/3/ Texas charges an insurance department "maintenance fee" of .04% on annuity considerations, but the department allows this to be paid upon annuitization.

                                    PART B

                         Phoenix Premium Edge(R) Plus

            PHL Variable Accumulation Account ("Separate Account")
                        PHL Variable Insurance Company
                Variable Accumulation Deferred Annuity Contract

                      Statement of Additional Information

 Home Office:                                  PHL Variable Insurance Company
 One American Row                                 Annuity Operations Division
 Hartford, Connecticut 06103-2899                                 PO Box 8027
                                             Boston, Massachusetts 02266-8027

                                 ______, 2008

   This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated ______, 2008. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company ("PHL Variable") at the above address or by calling 800/541-0171.

                               Table of Contents

                                                         Page
                                                         ----
                  PHL Variable Insurance Company........    2
                  Underwriter...........................    2
                  Services..............................    2
                  Information Sharing Agreements........    3
                  Performance History...................    3
                  Calculation of Yield and Return.......    4
                  Calculation of Annuity Payments.......    7
                  Experts...............................    8
                  Separate Account Financial Statements. SA-1
                  Company Financial Statements..........  F-1

                        PHL Variable Insurance Company

   PHL Variable Insurance Company ("PHL Variable") is a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive and main administrative offices are at One American Row in Hartford, Connecticut 06103-2899.

   We are a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc.

                                  Underwriter

   Phoenix Equity Planning Corporation ("PEPCO"), an affiliate of PHL Variable, as underwriter, offers these contracts on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commissions costs are borne directly by PHL Variable.

                                   Services

Servicing Agent

   The Phoenix Edge Series Fund reimburses Phoenix for various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public, but through policies and annuities issued by PHL Variable, Phoenix Life Insurance Company and Phoenix Life and Annuity Company.

   The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2008 is 0.058% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follow:

                     Year Ended December 31,     Fee Paid
                     -----------------------   ------------
                     2005..................... $1.9 Million
                     2006..................... $1.5 Million
                     2007..................... $1.7 Million

Other Service Providers

   Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the contract owner, for use in conjunction with the contract. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

                       Year Ended December 31,   Fee Paid
                       -----------------------   --------
                       2005..................... $ 86,000
                       2006..................... $101,000
                       2007..................... $ 95,000

   Under a contract with PLIC, Tata Consulting Services augments PLIC's U.S. based staff with processing premium payments, investment option transfers, asset allocation changes, changes of address, and issuance of new variable annuity business. The fees paid for these services for the last three fiscal years follow:

                     Year Ended December 31,    Fee Paid
                     -----------------------   -----------
                     2005..................... $159,779.94
                     2006..................... $177,316.43
                     2007..................... $352,306.86

   Under an Administrative and Accounting Services Agreement between PNC Global Investment Servicing (PNC) (formerly PFPC, INC.) and the Company, PNC provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays PNC fees for these services. The total fee includes a flat annual charge per investment option, an annual base fee for the company and its affiliates utilizing the services, and license and service fees for certain software used in providing the services. During the last three fiscal years, the Company and insurance company affiliates of the Company have paid PNC the fees listed below for services provided to the Separate Account, other investment options of the Company, and investment options of insurance company affiliates of the Company.

                     Year Ended December 31,     Fee Paid
                     -----------------------   ------------
                     2005..................... $548,916.200
                     2006..................... $537,086.622
                     2007..................... $ 560,416.07

                        Information Sharing Agreements

   PHL Variable has entered into information sharing agreements with the underlying funds as required by Rule 22c-2 of the Investment Company Act of 1940. The purpose of the information sharing is to monitor, and, if necessary, warn and restrict policy owners who may be engaging in disruptive trading practices as determined by PHL Variable or the underlying funds in accordance with their established policies.

                              Performance History

   From time to time, the Separate Account may include the performance history of any or all investment options in advertisements, sales literature or reports. Performance information about each investment option is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix Money Market Investment Option, as yield of the Phoenix Multi-Sector Fixed Income Investment Option and as total return of any investment option. For the Phoenix Multi-Sector Fixed Income Investment Option, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

   When an investment option advertises its standardized average annual total return, it usually will be calculated for one year, five years and ten years or since inception if the investment option has not been in existence for at least ten years. Standardized average annual total return is measured by comparing the value of a hypothetical $1,000 investment in the investment option at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for premium taxes (which vary by state).

   Standardized performance includes the following charges: total operating expenses of the underlying investment option, mortality and expense risk charges, daily administrative fees, annual contract fee and deferred surrender charges. It is assumed that a $1,000 investment is made at the beginning of each time period. It is assumed that the entire investment is surrendered at the end of each time period.

   Non-Standardized Performance includes the following charges: total operating expenses of the underlying investment option, mortality and expense risk charges, and daily administrative fees. It is assumed that a $1,000 investment is made at the beginning of each time period. The annual contract fee and deferred surrender charges are not included.

   For those investment options within the Separate Account that have not been available for one of the quoted periods, the average annual total return quotation will be blank.

                        Calculation of Yield and Return

   Yield of the Phoenix Money Market Investment Option. We calculate the yield of the Phoenix Money Market Investment Option for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the investment option. We carry results to the nearest hundredth of one percent.

   The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

   The yield/return calculations include a mortality and expense risk fee equal to one of the following: ____% (__-Years), ____% (__-Years) or ____% (__-Years) on an annual basis and a daily administrative fee equal to ____% on an annual basis.

   The Phoenix Money Market Investment Option return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the investment option.

   We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

Example Calculations:

   The following examples of a return/yield calculations for the Phoenix Money Market Investment Option were based on the 7-day period ending December 31, 2007:

Death Benefit Option 1 Contracts

Value of hypothetical pre-existing account with exactly one Unit at the beginning of the period:.................................................................. $________
Value of the same account (excluding capital changes) at the end of the 7-day period:.........................................................................  ________
Calculation:
   Ending account value...........................................................  ________
   Less beginning account value...................................................  ________
   Net change in account value....................................................  ________
Base period return:
 (net change/beginning account value).............................................  ________
Current yield = return x (365/7) =................................................  ________%
Effective yield = [(1 + return)/365/7/] - 1 =.....................................  ________%

Death Benefit Option 2 Contracts

Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:.................................................................. $________
Value of the same account (excluding capital changes) at the end of the 7-day period:.........................................................................  ________
Calculation:
   Ending account value...........................................................  ________
   Less beginning account value...................................................  ________
   Net change in account value....................................................  ________
Base period return:
 (net change/beginning account value).............................................  ________
Current yield = return x (365/7) =................................................  ________%
Effective yield = [(1 + return)/365/7/] - 1 =.....................................  ________%

Death Benefit Option 3 Contracts

Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:.................................................................. $________
Value of the same account (excluding capital changes) at the end of the 7-day period:.........................................................................  ________
Calculation:
   Ending account value...........................................................  ________
   Less beginning account value...................................................  ________
   Net change in account value....................................................  ________
Base period return:
 (net change/beginning account value).............................................  ________
Current yield = return x (365/7) =................................................  ________%
Effective yield = [(1 + return)/365/7/] - 1 =.....................................  ________%

Death Benefit Option 4 Contracts

Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:.................................................................. $________
Value of the same account (excluding capital changes) at the end of the 7-day period:.........................................................................  ________
Calculation:
   Ending account value...........................................................  ________
   Less beginning account value...................................................  ________
   Net change in account value....................................................  ________
Base period return:
 (net change/beginning account value).............................................  ________
Current yield = return x (365/7) =................................................  ________%
Effective yield = [(1 + return)/365/7/] - 1 =.....................................  ________%

   Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

   Calculation of Total Return. Total return measures the change in value of an investment option investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the one-, five- and ten-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1)We assume a hypothetical $1,000 initial purchase payment in the investment option;

(2)We determine the value the hypothetical initial purchase payment would have were it redeemed at the end of each period. All recurring fees and any applicable withdrawal charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3)We divide this value by the initial $1,000 purchase payment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4)To get the average annual total return we take the n/th/ root of the ratio from step (3), where n equals the number of years in that period (e.g., one, five and 10), and subtract one.

(5)The formula in mathematical terms is:

R = ((ERV / II)/(1/n)/) - 1

Where:

II   =   a hypothetical initial payment of $1,000

R    =   average annual total return for the period

n    =   number of years in the period

ERV  =   ending redeemable value of the hypothetical $1,000 for the period [see (2) and (3) above]

   We normally calculate total return for one-year, five-year and ten-year periods for each investment option. If a investment option has not been available for at least ten years, we will provide total returns for other relevant periods.

Performance Information

   Advertisements, sales literature and other communications may contain information about a series' or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:

   The Dow Jones Industrial Average/SM/ ("DJIA")
   CS First Boston High Yield Index
   Citigroup Corporate Index
   Citigroup Government Bond Index
   The Standard & Poor's 500 Index(R) ("S&P 500")

   Each investment option may include its yield and total return in advertisements or communications with current or prospective contract owners. Each investment option may also include in such advertisements, its ranking or comparison to similar mutual funds by organizations such as:

   Lipper Analytical Services
   Morningstar, Inc.
   Thomson Financial

   A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in publications such as:

   Barron's
   Business Week
   Changing Times
   Consumer Reports
   Financial Planning

   Financial Services Weekly
   Forbes
   Fortune
   Investor's Business Daily
   Money
   Personal Investor
   The New York Times
   Registered Representative
   U.S. News and World Report
   The Wall Street Journal

   A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

   The total return and yield may be used to compare the performance of the investment options with certain commonly used standards for stock and bond market performance. Such indices include, but are not limited to:

   The Dow Jones Industrial Average/SM /("DJIA")
   CS First Boston High Yield Index
   Citigroup Corporate Index
   Citigroup Government Bond Index
   The S&P 500

   The Dow Jones Industrial Average/SM/ (DJIA/SM/) is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA/SM/ are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA/SM/.

   The S&P 500 is a free-float market capitalization-weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

   Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average/SM/) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

                        Calculation of Annuity Payments

   See your prospectus in the section titled "The Annuity Period" for a description of the annuity options.

   You may elect an annuity payment option by written request as described in your prospectus. If you do not elect an annuity payment option, amounts held under the contract will be applied to provide a Variable Life Annuity with 10-Year Period Certain (Option I) on the maturity date. You may not change your election after the first annuity payment.

Fixed Annuity Payments

   Fixed annuity payments are determined by the total dollar value for all investment options' accumulation units, all amounts held in the GIA and the MVA Account. For each contract the resulting dollar value is then multiplied by the applicable annuity purchase rate, which reflects the age (and sex for nontax-qualified plans) of the annuitant or annuitants, for the fixed payment annuity option selected.

   For certain contracts, under Annuity Payment Options A, B, D, E and F, the applicable annuity payment option rate used to determine the payment amount will not be less than the rate based on the 2000 Individual Annuity Mortality Table with a 10-year age setback and an interest rate of 2.5%. Under Annuity Payment Options G and H the guaranteed interest rate is 1.5%.

   Please see your contract for the Annuity Mortality Tables that would apply to fixed annuity payments under your contract.

   It is possible that we may have more favorable (i.e., higher-paying) rates in effect on the maturity date.

Variable Annuity Payments

   Under Annuity Payment Options I, J, K, M and N, the amount of the first payment is equal to the amount held under the selected option in each investment option, divided by $1,000 and then multiplied by the applicable payment option rate. The first payment equals the sum of the amounts provided by each investment option.

   In each investment option, the number of fixed annuity units is determined by dividing the amount of the initial payment provided by that investment option by the annuity unit value for that investment option on the first payment calculation date. Thereafter, the number of fixed annuity units in each investment option remains unchanged unless you transfer funds to or from the investment option. If you transfer funds to or from a investment option, the number of fixed annuity units will change in proportion to the change in value of the investment option as a result of the transfer. The number of fixed annuity units will change effective with the transfer, but will remain fixed in number following the transfer.

   Second and subsequent payments are determined by multiplying the number of fixed annuity units for each investment option by the annuity unit value for that investment option on the payment calculation date. The total payment will equal the sum of the amounts provided by each investment option. The amount of second and subsequent payments will vary with the investment experience of the investment options and may be either higher or lower than the first payment.

   Under Annuity Payment Options I, J, M and N, the applicable annuity payment option rate used to determine the first payment amount will not be less than the rate based on the 1983a Individual Annuity Mortality Table projected with projection scale G to the year 2040, with continued projection thereafter and the assumed investment rate. Under Annuity Payment Option K, the annuity payment option rate will be based on the number of payments to be made during the specified period and the assumed investment rate.

   We guarantee that neither expenses actually incurred, other than taxes on investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments.

   We deduct a daily charge for mortality and expense risks and a daily administrative fee from Contract Values held in the investment options. See your prospectus in the section titled "Deductions and Charges." Electing Option K will result in a mortality risk deduction being made even though we assume no mortality risk under that option.

                                    Experts

   The financial statements of PHL Variable Accumulation Account as of December 31, 2007 and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this
Prospectus have been so included in reliance on the reports of           , an
independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

             , Counsel, PHL Variable Insurance Company, has provided advice on certain matters relating to the federal securities and state regulations laws in connection with the contracts described in this prospectus.

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits.

     (a) Financial Statements

         (1) The financial statements of the Registrant and the Report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: Statement of Assets and Liabilities as of December 31, 2007; Statement of Operations for the year ended December 31, 2007; Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006; and Notes to Financial Statements.*

         (2) The financial statements of PHL Variable Insurance Company and the report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information. The financial statements of PHL Variable Insurance Company include:
             Balance Sheet as of December 31, 2007 and 2006; Statement of Income, Comprehensive Income and Changes in Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005; Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004; and Notes to Financial Statements.*

* To be filed by amendment.

     (b) Exhibits

         (1) Resolution of the Board of Directors of PHL Variable Insurance Company establishing the PHL Variable Accumulation Account is incorporated by reference to Initial Form N-4 (File
             No. 333-68164), filed via EDGAR on August 22, 2001.

         (2) Not Applicable.

         (3) Distribution of Contracts

             (a) Master Service and Distribution Compliance Agreement between
                 Depositor and Phoenix Equity Planning Corporation dated November 1, 2000 is incorporated by reference to Form N-4 (File No. 033-87376) Post-Effective Amendment No. 17, filed via EDGAR on April 30, 2002.

             (b) Form of Broker Dealer Supervisory and Service Agreement
                 between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of contracts is incorporated by reference to Registration Statement Form N-4(File
                 No. 033-87376), Post-Effective Amendment No. 23, filed via EDGAR, on April 25, 2005.

         (4) Contracts

             To be filed by amendment.

         (5) Application

             To be filed by amendment.

         (6) (a) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company is incorporated by reference to Initial Form N-4 (File No. 333-68164), filed via EDGAR on August 22, 2001.

             (b) Amended and Restated Bylaws of PHL Variable Insurance Company,
                 effective May 16, 2002, is incorporated by reference to Registrant's Post-Effective Amendment No. 21 Form N-4 (File No. 033-87376), filed via EDGAR on April 30, 2004.

         (7) Not Applicable.

         (8) (a) Participation Agreements

                 (1) Amended and Restated Participation Agreement dated
                     April 4, 2008 among PHL Variable Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLP and Columbia Management Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 (File No. 333-123040) filed via EDGAR on April 30, 2008.

                 (2) (a) Participation Agreement as of May 1, 2000 among
                         Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company, and PHL Variable Insurance Company ("PHLVIC"), is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

                     (b) Amendment to Participation Agreement as of May 1, 2000
                         among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company and PHLVIC, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

                     (c) Amendment to Participation Agreement as of May 3, 2004
                         by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Phoenix Life Insurance Company and PHLVIC is incorporated by reference to Registrant's Post-Effective Amendment No. 9 on Form N-6 (File
                         No. 333-76778,) filed via EDGAR on April 27, 2006.

                     (d) Amendment No. 3 to Participation Agreement as of
                         May 1, 2006 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Phoenix Life Insurance Company and PHLVIC is incorporated by reference to Post Effective Amendment No. 9 on Form N-6 (File No. 333-119916), filed via EDGAR on August 14, 2006.

                     (e) Amendment No.4 to Participation Agreement as of May 1,
                         2007, by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc.,PHL Variable Insurance Company, Phoenix Life Insurance Company, and Phoenix Equity Planning Corporation is incorporated by reference to Pre-Effective Amendment No.1 on Form N-6 (File No.333-146301), filed via EDGAR on December 21, 2007.

                     (f) Amendment No. 5 dated March 1, 2008 to the
                         Participation Agreement dated May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Phoenix Home Mutual Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File
                         No. 333-147565), filed via EDGAR on April 4, 2008.

                 (3) Fund Participation Agreement dated July 15, 1999, among
                     PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File
                     No. 333-65823), filed via EDGAR on April 30, 2002.

                 (4) (a) Fund Participation Agreement dated July 19, 1999 among
                         BT Insurance Funds Trust, Bankers Trust Company, and PHL Variable Insurance Company ("PHLVIC") is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

                     (b) Amendment No. 1 to the Fund Participation Agreement
                         dated April 20, 2001 among Deutsche Asset Management VIT Funds (formerly, BT Insurance Funds Trust), Bankers Trust Company and PHLVIC is incorporated by reference to the Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

                     (c) Amendment No. 2 to the Fund Participation Agreement
                         dated October 29, 2001 among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and PHLVIC is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

                     (d) Amendment No. 3 dated February 1, 2008 to the Fund
                         Participation Agreement dated July 19, 1999 among PHL Variable Insurance Company, DWS Investments VIT Funds (formerly, Deutsche Asset Management VIT Funds and BT Insurance Funds Trust) and Deutsche Investment Management Americas Inc. (successor by merger to Deutsche Asset Management, Inc.) is incorporated by reference to Post-Effective Amendment No. 88 on Form N-4 (File No. 333-123040), filed via EDGAR on
                         April 30, 2008.

                 (5) Participation Agreement dated May 1, 2006 among PHL
                     Variable Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management, Inc. is incorporated by reference to Post Effective Amendment No. 9 on Form N-6 (File No. 333-119916), filed via EDGAR on August 14, 2006.

                 (6) Amended and Restated Participation Agreement dated
                     April 1, 2008 by and among PHL Variable Insurance Company, Fidelity Distributors Corporation, and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, and Variable Insurance Products Fund IV and Variable Insurance Products Fund V is incorporated by reference to Form N-4 (File
                     No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

                 (7) (a) Participation Agreement dated March 29, 2001 among PHL
                         Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File
                         No. 333-65823), filed via EDGAR on April 30, 2002.

                     (b) Amendment No. 1 to Participation Agreement dated
                         February 1, 2008 by and among AIM Variable Insurance Funds, AIM Distributors, Inc., PHL Variable Insurance Company and Phoenix Equity Planning Corportion is incorporated by reference to Form N-4 (File
                         No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

                 (8) Fund Participation Agreement dated April 14, 2005 among
                     PHL Variable Insurance Company, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, is incorporated by reference to the Post-Effective Amendment No. 3 on Form N-4 (File No. 333-123040), filed via EDGAR on April 27, 2006.

                 (9) (a) Participation Agreement dated May 1, 2006 among PHL
                         Variable Insurance Company, Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-119916), filed via EDGAR on August 11, 2006.

                     (b) Amendment No. 1 to Participation Agreement dated
                         February 1, 2008 among Oppenheimer Variable Accounts Funds, Oppenheimer Funds, Inc. and PHL Variable Insurance Company incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment No. 1, filed via EDGAR on April 4, 2008.

                (10) (a) Participation Agreement dated May 1, 2006 among PHL
                         Variable Insurance Company and Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-119916), filed via EDGAR on August 14, 2006.

                     (b) Amendment No. 1 to Participation Agreement dated
                         February 1, 2008 by and among PHL Variable Insurance Company, Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC, is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment
                         No. 1, filed via EDGAR on April 4, 2008.

                (11) Participation Agreement dated May 1, 2006 among PHL
                     Variable Insurance Company and Phoenix Life and Annuity Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management, Inc. is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-119916), filed via EDGAR on August 14, 2006.

                (12) (a) Amended and Restated Participation Agreement dated
                         January 1, 2007, among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Form N-4 (File
                         No. 033-87376), filed via EDGAR on Post-Effective
                         No. 27, filed via EDGAR on February 20, 2007.

                     (b) Amendment No. 1 to Amended and Restated Participation
                         Agreement dated March 1, 2008 by and among the Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Form N-4 (File No. 333-147565), Pre-Effective Amendment
                         No. 1, filed via EDGAR on April 4, 2008.

                (13) Participation Agreement dated September 7, 2007 among PHL
                     Variable Insurance Company, Sentinel Variable Products Trust and Sentinel Financial Services Company is incorporated by reference to Post-Effective Amendment
                     No. 7 on Form N-4 (File No. 333-123040), filed via EDGAR on September 7, 2007.

                (14) Participation Agreement dated April 1, 2008, among PHL
                     Variable Insurance Company, Phoenix Equity Planning Corporation, AllianceBernstein LP and AllianceBernstein Investments, Inc. is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File
                     No. 333-123040), filed via EDGAR on April 30, 2008.

                (15) Participation Agreement dated February 1, 2008, among PHL
                     Variable Insurance Company, Phoenix Equity Planning Corporation, Summit Mutual Funds, Inc., and Ameritas Investment Corporation is incorporated by reference to Post-Effective Amendment No. 8 on form N-4 (File
                     No. 333-123040), filed via EDGAR on April 30, 2008.

                     (b) Other Material Contracts.

                          (1) Amended and Restated Administration and
                              Accounting Services Agreement dated March 1, 2003 by and between PHL Variable Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File No. 333-123040), filed via EDGAR on September 7, 2007.

                          (2) Amendment dated January 1, 2005 to Amended and
                              Restated Administration and Accounting Services Agreement between PHL Variable Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File No. 333-123040), filed via EDGAR on September 7, 2007.

                          (3) Information Sharing Agreements pursuant to Rule
                              22c-2 for the following funds: AIM Variable
                              Insurance Funds, AllianceBernstein LP, DWS Funds, Federated Insurance Series,.Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Wanger Advisors Trust; and, The Universal Institutional Funds are incorporated by reference to Form N-4 (File No. 033-87376), Post-Effective Amendment No. 29, filed via EDGAR on May 1, 2007.

                          (4) Information Sharing Agreement dated as of
                              September 7, 2007, pursuant to Rule 22c-2 between Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company and the Sentinel Variable Products Trust is incorporated by reference to Post-effective Amendment No.6 on Form N-4 (File No.333-123035), filed via EDGAR on September 28, 2007.

                          (5) Information Sharing Agreement dated February 1,
                              2008 by and between PHL Variable Insurance
                              Company, Phoenix Life and Annuity Company,
                              Phoenix Life Insurance Company and Summit Mutual Funds, Inc. is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File No. 333-123040) filed via EDGAR on April 30, 2008.

         (9) Written Opinion and Consent of Michele Drummey, Esq., to be filed by amendment.

        (10) (a) Consent of Registered Independent Public Accountant to be filed by amendment.

             (b) Powers of Attorney are filed herewith.

        (11) Not Applicable.

        (12) Not Applicable

Item 25.  Directors and Executive Officers of the Depositor.

Name                     Position
----                     -----------------------------------------------------
Philip K. Polkinghorn*   Director and President
James D. Wehr**          Director, Executive Vice President and Chief
                         Investment Officer
John H. Beers*           Vice President and Secretary
Peter A. Hofmann*        Senior Executive Vice President and Chief Financial
                         Officer
David R. Pellerin*       Senior Vice President and Chief Accounting Officer
John R. Flores*          Vice President and Chief Compliance Officer
Daniel J. Moskey*        Vice President and Treasurer
Tracy L. Rich*           Executive Vice President and Assistant Secretary
Christopher M. Wilkos**  Director, Senior Vice President and Corporate
                         Portfolio Manager
--------
* The business address of this individual is One American Row, Hartford, CT 06103-2899.

** The business address of this individual is 56 Prospect Street, Hartford, CT 06115-0480.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The Phoenix Companies, Inc. (100%) Delaware
   Phoenix Distribution Holding Company (100%) Connecticut
      WS Griffith Securities, Inc. (100%) New York
   Phoenix Investment Management Company (100%) Connecticut
      Phoenix Investment Partners, Ltd. (100%) Delaware
          DP Holdings, Ltd. (100%) New Brunswick, Canada
          DPCM Holdings, Inc. (100%) Illinois
          Duff & Phelps Investment Management Company (100%) Illinois
          Goodwin Capital Advisers, Inc. (100%) New York
          Kayne Anderson Rudnick Investment Management, LLC (100%) California

             Pasadena Capital Corporation (100%) California
                 Engemann Asset Management (100%) California
             Phoenix Alternative Investment Advisers, Inc. (100%) Connecticut Phoenix Equity Planning Corporation (100%) Connecticut
                 Phoenix Investment Counsel, Inc. (100%) Massachusetts
             Phoenix/Zweig Advisers, LLC (100%) Delaware
                 Euclid Advisors LLC (100%) New York
             PXP Securities Corp. (100%) New York
             Rutherford Financial Corporation (100%) Delaware
             Rutherford, Brown & Catherwood, LLC (73.2%) Delaware
             SCM Advisors, LLC (100%) California
             Walnut Asset Management, LLC (70.6%) Delaware
   Phoenix Life Insurance Company (100%) New York
      Phoenix Foundation (0%) Connecticut
      Next Generation Ventures LLC (50%) Connecticut
      Phoenix Life Separate Account B (100%) New York
      Phoenix Life Separate Account C (100%) New York
      Phoenix Life Separate Account D (100%) New York
      Phoenix Life Variable Accumulation Account (100%) New York
      Phoenix Life Variable Universal Life Account (100%) New York
      PM Holdings, Inc. (100%) Connecticut
          American Phoenix Life and Reassurance Company (100%) Connecticut
             Phoenix Life and Reassurance Company of New York (100%) New York PFG Holdings, Inc. (100%) Pennsylvania
             AGL Life Assurance Company (100%) Pennsylvania
             PFG Distribution Company (100%) Delaware
             Philadelphia Financial Group, Inc. (100%) Delaware
          PHL Variable Insurance Company (100%) Connecticut
             PHL Variable Accumulation Account (100%) Connecticut
             PHL Variable Accumulation Account II (100%) Connecticut
             PHLVIC Variable Universal Life Account (100%) Connecticut Phoenix Founders, Inc. (100%) Connecticut
          Phoenix International Capital Corporation (100%) Connecticut
             Practicare, Inc. (100%) Delaware
          Phoenix Life and Annuity Company (100%) Connecticut
             Phoenix Life and Annuity Variable Universal Life Account
          (100%) Connecticut
          Phoenix New England Trust Holding Company (100%) Connecticut Phoenix Variable Advisors, Inc. (100%) Delaware
          PML International Insurance Limited (100%) Bermuda
      The Phoenix Edge Series Fund (0%) Massachusetts business trust
   Phoenix National Trust Holding Company (100%) Connecticut
   Phoenix Life Solutions, Inc. (100%) Delaware

   The only companies that file consolidated financial statements with the Securities and Exchange Commission ("SEC") are The Phoenix Companies Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHLVIC Variable Universal Life Account, and Phoenix Life and Annuity Variable Universal LifeAccount) all other entities are included in the consolidated financial statement, for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

Item 27.  Number of Contract Owners.

   Not applicable.

Item 28.  Indemnification.

   Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

   Article VI, Section 6.01. of the Bylaws of the Depositor (as amended and restated effective May 16, 2002) provides that: "Each director, officer or employee of the company, and his heirs, executors, or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise."

   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter.

1.  Phoenix Equity Planning Corporation ("PEPCO")

   (a) PEPCO serves as the principal underwriter for the following entities:

   Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Trust 97, Phoenix Opportunities Trust, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.

   (b) Directors and Executive Officers of PEPCO.

   Name                       Position
   ----                       ----------------------------------------------
   George R. Aylward, Jr. **  Director, Executive Vice President
   John H. Beers*             Vice President and Secretary
   John R. Flores*            Vice President and Anti-Money Laundering
                              Officer
   David Hanley**             Vice President and Treasurer
   Stephen D. Gresham**       Director, Senior Vice President
   David C. Martin*           Vice President and Chief Compliance Officer
   Philip K. Polkinghorn*     Director, Executive Vice President

* The business address of this individual is One American Row, Hartford, CT 06103-2899.

** The business address of this individual is 56 Prospect Street, Hartford, CT 06115-0480.

   (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

(1)                           (2)
Name of                 Net Underwriting      (3)          (4)
Principal                Discounts and   Compensation   Brokerage      (5)
Underwriter               Commissions    on Redemption Commissions Compensation
-----------             ---------------- ------------- ----------- ------------
PEPCO..................        $0             $0           $0           $0

Item 30.  Location of Accounts and Records.

   The accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules under it are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, Connecticut 06103-2899.

Item 31.  Management Services

   Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

                            Year            Fee Paid
                            ----            --------
                            2007........... $ 95,000
                            2006........... $101,000
                            2005........... $ 86,000

Item 32.  Undertakings.

   (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be accepted;

   (b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

   (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request; and

   (d) Representation Required by Section 26(f)(2)(A) of the Investment Company Act of 1940

      PHL Variable Insurance Company represents that the fees and charges deducted under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by PHL Variable Insurance Company.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, PHL Variable Accumulation Account causes this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Hartford and the State of Connecticut, on this 8th day of August, 2008.

                                         PHL VARIABLE ACCUMULATION ACCOUNT
                                         (Registrant)

                                             By:
                                                  ------------------------------
                                                  Philip K. Polkinghorn*
                                                  Director and President
                                                  of PHL Variable Insurance
                                                  Company

                                         PHL VARIABLE INSURANCE COMPANY

                                             By:
                                                  ------------------------------
                                                  Philip K. Polkinghorn*
                                                  Director and President

                                             By:  /s/ Kathleen A. McGah
                                                  ------------------------------
                                                  *Kathleen A. McGah

*  As Attorney-in-Fact pursuant to power of attorney

As required by the Securities Act of 1933, the following persons in the capacities stated have signed this Registration Statement on August 8, 2008.

Signature               Title
----------------------- ------------------------------------------------------

----------------------- Senior Executive Vice President and Chief Financial
Peter A. Hofmann*       Officer

----------------------- Senior Vice President and Chief Accounting Officer David R. Pellerin*

----------------------- Director, President
Philip K. Polkinghorn*

----------------------- Director, Executive Vice President and Chief
James D. Wehr*          Investment Officer

----------------------- Director, Senior Vice President and Corporate Christopher M. Wilkos* Portfolio Manager


By:  /s/ Kathleen A. McGah
     --------------------------
     * Kathleen A. McGah

*  As Attorney-in-Fact pursuant to Powers of Attorney

                                 EXHIBIT INDEX

Exhibit 24(b)(4)     Contract to be filed by amendment.

Exhibit 24(b)(5)     Application to be filed by amendment.

Exhibit 24(b)(9) Written Opinion and Consent of Counsel to be filed by amendment.

Exhibit 24(b)(10)(a) Consent of Registered Independent Public Accountant to be
                     filed by amendment.

Exhibit 24(b)(10)(b) Powers of Attorney are filed herewith.